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FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2011

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

SINA R. HEKMAT Hogan Lovells US LLP 875 Third Avenue New York, New York 10022

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The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2011, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments – Landwirtschaftliche Rentenbank” on pages 4 – 41 hereof to the “Recent Developments – Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments – The Federal Republic of Germany” section with the text under the caption “Recent Developments – The Federal Republic of Germany” on pages 42 – 46 hereof.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated August 25, 2010 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On August 27, 2012, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.2530 U.S. dollar (EUR 0.7981 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the SEC giving economic data expressed in euro.

The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the periods and dates indicated, as published on a weekly basis by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low

Quarter ended June 30, 2012	1.2668	1.2754	1.3337	1.2364

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from May 2012 through August 2012 (August 17), published on a weekly basis by the Federal Reserve Bank of New York.

2012	High	Low

May	1.3226	1.2364
June	1.2703	1.2420
July	1.2620	1.2062
August (through August 17)	1.2422	1.2149

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

RELATIONSHIP WITH THE FEDERAL REPUBLIC

Against the background of planned regulatory changes in Europe, in particular in connection with the implementation of Basel III in the European Union (CRD IV/CRR), the German Federal Cabinet decided on August 22, 2012 to introduce a draft bill to the German Parliament amending the Law of Landwirtschaftliche Rentenbank. If enacted, the proposed bill will establish, in addition to the existing institutional liability (Anstaltslast), a government guaranty for the obligations of Landwirtschaftliche Rentenbank.

HALF-YEARLY FINANCIAL REPORT AS OF JUNE 30, 2012

The following information includes unaudited consolidated and non-consolidated financial information prepared in accordance with International Financial Reporting Standards, as endorsed by the European Union (“IFRS”) and generally accepted accounting principles in Germany (“German GAAP”) in accordance with the German Commercial Code (Handelsgesetzbuch or HGB), respectively, derived from Rentenbank’s Half-Yearly Financial Report for the six month period ended June 30, 2012. This information is not necessarily indicative of the figures of Landwirtschaftliche Rentenbank for the full year ending December 31, 2012.

BUSINESS OPERATIONS IN THE FIRST HALF OF 2012

Promotional business for the agricultural sector grows

Special promotional loans again above high prior-year levels

The generally positive economic environment resulted in a favorable investment climate in the agricultural sector in the first half of 2012. Capital expenditures by farmers were fueled by historically low interest rates and favorable conditions on the major agricultural markets. However, investments in renewable energies declined. The demand within this promotional segment was reduced by new parameters of the amended German Renewable Energy Sources Act (Erneuerbare-Energien-Gesetz (EEG)) and saturation tendencies in the market. In addition, the severe winter weather led to winterkilling damages in arable farming. The business sentiment in the agricultural sector deteriorated somewhat towards the end of the first half year. Nevertheless, the agricultural businesses surveyed intend to keep capital expenditures for food production at the prior-year level during the second half year. For investment activities in the renewable energies a further decline looms ahead.

Our promotional strategy focuses on loans granted at particularly low interest rates originating from programs Agriculture, Aquaculture and Fish Farming, Agribusiness, Renewable Energies, and Rural Development. The demand for our promotional loans exceeded the already high previous year’s figure. By the end of June, we granted new special promotional loans of €2,910.3 million in total (compared with €2,857.2 million in the first half of 2011) (incl. the Special Purpose Fund), up 1.9% on the first six months of the previous year. This growth resulted primarily from the dynamic promotional lending business in the area of agriculture and agribusiness.

New Business for special promotional loans in the first half-year

€ million	2012	2011

Agriculture	1,104.4	789.3
Aquaculture and Fish Farming	4.1	1.5
Renewable Energies	852.6	1,116.9
Agribusiness	238.2	146.7
Rural Development	624.7	687.5
thereof: Federal state promotional banks (municipal business)	527.5	625.8
Federal state promotional banks (special promotional loans)	81.2	110.8
Special Purpose Fund	5.1	4.5

Total	2,910.3	2,857.2

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Promotional loans for investments within the agricultural sector rise by almost 40%

The promotional loans for investments of agricultural businesses in food production are in the core of our promotional business. In the first half of 2012, we granted loans in the amount of €1,104.4 million (compared with €789.3 million in the first half of 2011), up almost 40% on the prior year. The above-average growth in this segment increased its share of the volume of new promotional loans granted by approx. ten percentage points to around 38%. The focus was on financings of farm buildings. New promotional loans granted in this area came to a total of €621.5 million, representing an increase of around 35% over the previous year’s figure (€459.1 million).

Financings of dairy cattle buildings show particularly strong momentum

Financings for cattle and dairy cattle buildings exhibited above-average growth. Promotional loans in the amount of €231.3 million (compared with €140.9 million in the first half of 2011) were granted by Rentenbank for this purpose. This development shows that currently many dairy cattle farmers are preparing themselves for the time after the abolishment of the dairy produce quota in 2015. However, demand for financings of pigsties also rose. While loans granted in the first half of 2011 amounted to €113.9 million, the financing volume in the reporting period was €144.7 million. Loans granted for poultry houses came to €64.1 million, almost unchanged from the previous year (€64.9 million).

Apart from the financings of buildings, promotional activities for land and machinery purchases also developed positively. Loans granted for land purchases amounted to €207.7 million (compared with €158.4 million in the first half of 2011), while the financing volume for machinery purchases was €203.7 million (compared to €111.1 million in the first half of 2011).

Less demand for liquidity assistance

In addition to our promotional loans for agriculture-related investments, we also offer liquidity assistance loans at low interest rates in special situations. In March 2012, we opened up the program for arable farms suffering from winterkilling damages at the beginning of the year. The total amount of drawdowns from the liquidity assistance program was €18.7 million (compared with €20.2 million in the first half of 2011). Of that amount, €14.7 million (compared with €0.5 million in the first half of 2011) were attributable to plant cultivation businesses and €3.9 million (compared with €19.7 million in the first half of 2011) to livestock farming. This includes liquidity assistance programs with added interest subsidies from the State of Bavaria and the State of Rhineland-Palatinate, launched in cooperation with both states.

Agribusiness and food industry rises significantly

The demand from the agribusiness sector involved in agriculture-related upstream or downstream activities rose in the first six months of the fiscal year. In total, we granted loans in the amount of €238.2 million, representing an increase of approximately 62% over the prior-year period. Machinery financings accounted for €159.0 million (compared with €77.7 million in the first half of 2011), followed by financings of buildings in the amount of €55.0 million (compared with €43.3 million in the first half of 2011) and working capital financings of €17.9 million (compared with €18.7 million in the first half of 2011).

Promotional financings for photovoltaics double

The investment activities of farmers in the area of renewable energies were quite mixed in the first half. While the demand for financings for photovoltaic installations doubled to €556.7 million (compared with €277.3 million in the first half of 2011), loan commitments for biogas plants declined to €217.5 million (compared with €626.7 million in the first half of 2011). This decrease of 65% is largely attributable to new parameters introduced by the German Renewable Energy Sources Act. In addition, it remains to be seen how the class of 75 kW plants – newly introduced into the Renewable Energy Sources Act – will perform in practice. The demand for financings for wind-turbine installations also decreased to a volume of €59.2 million (compared with €200.9 million in the first half of 2011). However, we expect demand to be stimulated by repowering of existing installations as well as new wind farms in Southern Germany. In this context, we offer a new promotional lending program that is geared towards so-called “Citizens and Farmers Wind Parks”. Local citizens and farmers cooperate to this end, thus achieving an increasing acceptance of these projects, whose value added stays in the rural areas.

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New business with standard promotional loans increases

In addition to our special promotional loans, we also provide standard promotional loans for the agricultural sector and rural areas. In this area of promotional business, we extended new loans in the amount of €1,539.7 million by the end of June, which is a substantial increase compared with the previous year (compared with €1,125.5 million in the first half of 2011). In contrast, new business in securitized lending fell to € 1,715.8 million (compared with € 2,860.4 million in the first half of 2011). Total new promotional business amounted to €6.2 billion (compared with €6.8 billion in the first half of 2011).

Special promotional loans share increases

As a result of the brisk new business in the first half of 2012, the stock of special pro-motional loans reported in the balance sheet in the first half of 2012 increased to €28.1 billion, up 4.9% on the figure of €26.8 billion as of year-end 2011. Total promotional lending volume on the balance sheet as of June 30, 2012 amounted to €66.6 billion (compared with €66.7 billion as of June 30, 2011). Special promotional loans therefore accounted for 42.2% (compared with 40.2% as of June 30, 2011) of the total promotional lending volume.

New Issues: Euro most important currency

In the first half of 2012, €6.3 billion (compared with €7.5 billion in the first half of 2011) have been raised already, equal to almost two thirds of the planned total funding requirements for medium and long-term maturities for 2012, estimated at €10 billion. Funds generated through the Euro Medium Term Note (EMTN) program grew considerably. With a volume of €5.6 billion (compared with €4.2 billion in the first half of 2011), EMTN issues continued to be the most important refinancing instruments. However, bonds issued under our Australian “Kangaroo” program were below the prior-year figure, contributing €0.7 billion (compared with €1.4 billion in the first half of 2011) to the total amount of funds raised. During the reporting period, we did not to date use either global bonds, which are registered with the U.S. Securities and Exchange Commission (SEC), or domestic capital market instruments.

Medium and long-term issue volume (more than 2 years)

	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

	€ billion		Share in %

EMTN	5.6	4.2	88.9	55.9
Global bonds	0.0	1.8	0.0	24.2
AUD-MTN	0.7	1.4	11.1	18.8
Domestic capital market instruments	0.0	0.1	0.0	1.1

Total	6.3	7.5	100.0	100.0

We place our issues primarily with foreign investors who accounted for a share of 65% in the first half (compared with 83% in the first half of 2011). With 63.6% (compared with 26.4% in the first half of 2011), the euro was the most important issuing currency followed by the Australian dollar with 11.8% (compared with 19.4% in the first half of 2011). The share of the U.S. dollar fell to 7.9% (compared with 42.1% in the first half of 2011) since we have not yet issued benchmarks to date denominated in U.S. dollar. The share of our issuance volume denominated in foreign currencies totaled 36.4% (compared with 73.6% in the first half of 2011). Banks remained the most important investor group, accounting for a share of 59.9% (compared with 53.5% in the first half of 2011). In the first six months, the share of issues placed with central banks amounted to 17.1% (compared with 26.2% in the first six months of 2011).

For short-term liquidity sourcing, we use the Euro Commercial Paper (ECP) program. The outstanding volume of the ECP program stood at €5.1 billion as of June 30, 2012, equivalent to previous year’s figure.

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INTERIM UNCONSOLIDATED FINANCIAL STATEMENTS (HGB) FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2012

Balance Sheet

Unless another reporting date is indicated with the comments, all comparative figures on the balance sheet for the first half of 2012 refer to the balance sheet as of December 31, 2011. These figures are given in parenthesis.

As of June 30, 2012, total assets amounted to €81.6 billion (compared with €81.3 billion in 2011), an increase of 0.4% compared to the amount reported at the end of 2011.

In accordance with the provisions of the Rentenbank Law and Statutes, we in general, extend loans via other banks. The asset side of the balance sheet therefore primarily comprises loans and advances to banks. This line item amounted to €53.5 billion (compared with €51.8 billion in 2011), and represents 65.6% of total assets. The securities portfolio, which almost exclusively comprises bonds and notes of European banks, declined by €2.2 billion to €23.0 billion (compared with €25.2 billion in 2011).

On the liability side of the balance sheet, securitized liabilities were the largest single line item, representing 76.7% of the balance sheet volume. In the first half of 2012, this item declined by €0.2 billion to €62.6 billion (compared with €62.8 billion in 2011).

The equity in the amount of €1,154.2 million (compared with €994.8 million in 2011) as reported in the balance sheet includes the capital stock of €135.0 million (compared with €135.0 million in 2011), the retained earnings of €847.5 million (compared with €847.5 million in 2011) and the interim net income of €171.7 million (net profit of €12.3 million).

Total capital slightly increased by €1 million to €3,640 million due to exchange rate effects from foreign currency denominated subordinated liabilities. As of June 30, 2012, total capital can be broken down as follows:

€ million	June 30, 2012	Dec. 31, 2011

Capital stock	135	135
Retained earnings	848	848
Fund covering general banking risks	1,928	1,928
Subordinated liabilities	729	728

Total capital	3,640	3,639

The total capital ratio was 27.8% (compared with 25.7% in 2011), while the core capital ratio amounted to 21.2% (compared with 16.7% in 2011). Both ratios were calculated in accordance with the German Solvency Regulation (Solvabilitätsverordnung).

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Balance sheet summary (HGB)

	June 30, 2012	Dec. 31, 2011

	€ million	€ million

Essential asset positions
Loans and advances to banks	53,500	51,750
Loans and advances to customers	4,182	2,985
Debt securities and other fixed-income securities	23,036	25,183
Other assets	862	1,369

Total assets	81,580	81,287
Essential liability positions
Liabilities to banks	3,229	3,806
Liabilities to customers	5,541	6,032
Securitized liabilities	62,598	62,821
Subordinated liabilities	729	728
Fund covering general banking risks	1,928	1,928
Equity	1,154	995
Other liabilities	6,401	4,977

Total equity and liabilities	81,580	81,287

Income Statement

All comparative figures included in the comments on the income statement for the first half of 2012 refer to the first half of 2011 and are given in parenthesis.

As of June 30, 2012, there was a change in presentation: The expense for the interest subsidy related to the special promotional loans in the amount of €36.5 million (compared with €34.0 million in 2011) was reclassified from risk provisioning/measurement to interest expense. Therefore, both items can only be compared with the previous year’s figures on a reconciled basis. However, interim net income was not affected.

Rentenbank’s financial performance in the first half of 2012 was satisfactory. Interest income, including current income from shares and other non-fixed-income securities and equity investments, reached €1,432.4 million (compared with €1,357.8 million in 2011). After deducting interest expense, net interest income amounted to €183.7 million, or €220.2 million respectively, before the change in presentation (compared with €201.2 million in 2011).

Compared to the first six months of 2011, general administrative expenses including depreciation and write downs on tangible assets increased by €2.2 million to €22.5 million (compared with €20.3 million in 2011). Personnel expenses increased by €1.3 million to €13.6 million. This rise is largely attributable to the higher number of employees and increased contributions to pension provisions as well as due to expenses for early retirement. The increase of other administrative expenses by €0.9 million to €8.9 million mainly results from higher license fees as well as from expenses in the context of the introduction of new IT systems.

The cost-income ratio rose to 13.5% as a result of the change in presentation described above. Before the change in presentation, the cost-income-ratio would have been on the prior-year level at 11.3%.

The operating result before risk provisioning and valuation adjustments amounted to €160.5 million or €197.0 million before the change in presentation (compared with €179.5 million in 2011).

Amortization and write-downs of loans and advances and securities take into account all identified risks. No specific allowances for impairment losses were necessary in the first half of 2012.

For the first half of 2012, interim net income amounted to €171.7 million, which represents an increase by €24.2 million or 16% over the previous year’s figure of €147.5 million.

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Income statement summary (HGB)

	Jan. 1 – June 30, 2012		Jan. 1 – June 30, 2011
	€ million		€ million

Interest income	1,432.1		1,357.6
Current income	0.3		0.2
Interest expense	1,248.7	*	1,156.6
Net interest income	183.7	*	201.2
Net fee and commission income	-0.9		-0.8
General administrative expenses	21.7		19.5
Depreciation, amortization and write-downs of intangible and tangible fixed assets	0.8		0.8
Net other operating result	0.2		-0.6
Operating result before risk provisioning and valuation adjustments	160.5	*	179.5
Income from/expenses for specific securities and loans and advances	11.2	*	-32.0
Taxes on income	0.0		0.0
Interim net income	171.7		147.5

*	As a result of the change in presentation as of June 30, 2012, interest expenses include, for the first time, the expense for the interest subsidy related to the special promotional loans in the amount of €36.5 million. In 2011, the interest subsidy for special promotional loans (€34.0 million) was not reported as interest expense, but was included in income from and expenses for specific securities and loans and advances within the scope of risk provisioning/valuation adjustments. The consequence of this is that net interest income and the operating result before risk provisioning and valuation adjustments are not comparable with the previous year’s figures.

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INTERIM CONSOLIDATED FINANCIAL STATEMENTS (IFRS) AS OF JUNE 30, 2012

INTERIM GROUP MANAGEMENT REPORT

Economic Environment

The first half of 2012 was characterized by the continuing financial and sovereign debt crisis in Europe, the consequences of which increasingly affected the real economy. Fiscal tightening by governments, and fears of the break-up of the European Monetary Union held back consumer spending and investment activities, and led to a corrective recession in many eurozone countries. Against this backdrop, the average unemployment rate in the eurozone reached a new record level of 11.2%.

The German economic growth also decelerated, but still remains positive and significantly above the eurozone average. Early this year, Germany benefited from the persistently high level of exports, particularly into emerging markets. The positive development on the labor market as well as increasing personal income also strengthened domestic demand. The loss of confidence triggered by the debt crisis, however, impacted the European export business of German companies.

The inflationary pressure within the eurozone initially increased slightly in the first quarter. However, towards the end of the first half year, consumer prices fell as a result of the declining energy prices. The CPI-inflation rate fell from 2.7% in March to 2.4% in June.

Against the backdrop of the weak economic development within the eurozone and the continuing uncertainty in the financial sector, the European Central Bank (ECB) did not change its interest rate policy and initially kept its key rate at 1.0% during the first half of 2012. However, the ECB cut its key rate in early July to 0.75%. In light of the weakness persisting in parts of the European financial industry, the ECB extended its special monetary policy measures to stabilize the banking system. For example, the collateral framework for the banks’ refinancing transactions with the ECB was extended and a second three-year tender was launched, which was utilized by the banking system at the end of February with an amount of approx. €530 billion.

The yields on safe haven investments such as German government bonds plunged to new record lows during the first half. The risk aversion of many investors was heightened particularly by the discussions around a potential exit of Greece from the European Monetary Union and doubts as to whether a European fiscal compact will materialize. Accordingly, at the beginning of June, the yield for ten-year German government bonds briefly fell to a then all-time low of 1.18%. Yields for money market instruments of the German federal government were even negative at times.

The European financial and sovereign debt crisis escalated again towards the end of the first half year, with Spain and Italy being particularly affected. Therefore, the leaders of the eurozone countries agreed at an EU summit end of June to expand the scope of measures of the permanent rescue funding program (European Stability Mechanism, ESM). In future, crisis-ridden countries and banks may obtain direct loans from the ESM. In addition, a system will be established where the ECB has a vital role in the centralized supervision of the European banking sector.

In the German agricultural sector, stable conditions in many important product markets led to a sustained positive economic sentiment in the first half of 2012. However, the situation was dampened by the high prices for operating resources. Moreover, a large number of agricultural businesses in the plant cultivation sector suffered from winterkilling damages. Nevertheless, the willingness to invest in food production remained on the high prior-year level according to the economic sentiment for the agricultural sector. In contrast, the demand for financings in other areas weakened, especially for biogas plants.

Business performance

A key feature of Rentenbank’s performance in the first half of 2012 was a sustained buoyant demand for promotional loans. New business with low-interest special promotional loans exceeded that of the first half 2011 by almost 2%. The promotional loans were used primarily for classic agricultural investments. In contrast, investments made by farmers in renewable energies declined. As international investors continued to prefer safe haven investments, Rentenbank again raised funds at favorable conditions. Almost two thirds of medium-term and long-term funding requirements for 2012 which are expected to reach €10 billion have already been covered by June 30.

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Total assets and business volume

Unless another reporting date is indicated, the comments on the balance sheet as of June 30, 2012 compare with the figures in the consolidated balance sheet as of December 31, 2011, the comparative figures being shown in parenthesis.

Balance sheet (extract)	Jun. 30, 2012 € billion	Dec. 31, 2011 € billion	Change in € billion

Total assets	91.5	88.9	2.6
Loans and advances to banks	53.5	51.4	2.1
Loans and advances to customers	4.2	2.9	1.3
Positive fair values of derivative financial instruments	8.9	7.8	1.1
Financial investments	23.1	24.7	-1.6

Liabilities to banks	2.6	3.1	-0.5
Liabilities to customers	5.9	6.1	-0.2
Securitized liabilities	69.2	68.2	1.0
Negative fair values of derivative financial instruments	4.8	4.3	0.5
Provisions	0.1	0.1	0.0

Total assets increased by €2.6 billion or 2.9% to €91.5 billion as of June 30, 2012, up from €88.9 billion as of December 31, 2011. Total assets of the consolidated subsidiaries in accordance with HGB as of June 30, 2012, are as follows:

Subsidiary	Jun. 30, 2012 € million	Dec. 31, 2011 € million	Change in € million

LR Beteiligungsgesellschaft mbH, Frankfurt am Main	221.2	219.9	1.3
DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt am Main	14.9	15.0	-0.1

Complying with its competition neutrality, the Group generally extends its loans via other banks. This is reflected on the asset side of the balance sheet by the loans and advances to banks with a share of total assets of 58.5% (compared with 57.8% in 2011). As of June 30, 2012, the carrying amount of this item was €53.5 billion (compared with €51.4 billion in 2011). The increase by €2.1 billion resulted primarily from the significant rise in the volume of special promotional loans.

Loans and advances to customers increased by €1.3 billion to €4.2 billion (compared with €2.9 billion in 2011) resulting from new business with German states.

Financial investments, which consist almost exclusively of bank bonds and notes, declined by €1.6 billion to €23.1 billion (compared with €24.7 billion in 2011) as maturities exceeded new business. The Group is not exposed to securities or receivables with structured credit risks such as asset-backed securities, or collateralized debt obligations. Information related to the exposure in peripheral states is set out in the Risk Report in the section “Credit Risk”.

Liabilities to banks decreased by €0.5 billion to €2.6 billion (compared with €3.1 billion in 2011), primarily as a result of the reduction of position in the short-term money market funding.

Liabilities to customers remained nearly unchanged at €5.9 billion (compared with €6.1 billion in 2011). This balance sheet item primarily comprises registered bonds and promissory note loans with a carrying amount of €5.7 billion as of June 30, 2012 (compared with €5.6 billion in 2011).

The balance sheet item of securitized liabilities amounted to €69.2 billion as of June 30, 2012 (compared with €68.2 billion in 2011), representing a rise of €1.0 billion or 1.5%. This increase is largely attributable to currency effects. The Medium Term Note (MTN) programs remain the most important funding source and amounted to €50.0 billion (compared with €47.3 billion in 2011). The carrying amount of the global bonds amounted to €13.9 billion as of the end of the first half of 2012 (compared with €13.5 billion in 2011). The ECP program for money market funding was utilized to a lesser extent, with the outstanding amount declining by €2.2 billion to €5.2 billion (compared with €7.4 billion in 2011).

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The positive fair values of derivative financial instruments increased by €1.1 billion to €8.9 billion (compared with €7.8 billion in 2011), while negative fair values rose by €0.5 billion to €4.8 billion (compared with €4.3 billion in 2011). The main reason for the changes in fair values was the decrease in euro exchange rates. Derivatives are exclusively entered into in order to hedge existing or expected market price risks. Rentenbank does not enter into credit default swaps (CDS).

Provisions remained almost unchanged and amounted to €103.2 million (compared with €104.2 million in 2011). Additions to pension provisions amounted to €3.3 million, and the amount of provisions utilized for current pension benefit payments was €2.8 million. The present value of the defined benefit obligations was determined on the basis of a discount rate of 4.8%.

Financial performance

All comparative figures included in the comments on the financial performance as reported in the half-yearly financial report for 2012 refer to the first half of 2011 and are shown in parenthesis.

1) Income statement	Jun. 30, 2012 € million	Jun. 30, 2011 € million	Change in € million

Net interest income before provision for loan losses/promotional contribution	189.7	174.6	15.1
Provision for loan losses/promotional contribution	13.0	8.7	4.3
Administrative expenses	24.2	23.4	0.8
Net other income/expense	4.3	1.5	2.8
Operating result	156.8	144.0	12.8
Result from fair value measurement and from hedge accounting	33.9	9.2	24.7
Group’s interim net income	190.7	153.2	37.5

2) Other comprehensive income
Change in the revaluation reserve	277.7	25.2	252.5

3) Group’s total comprehensive income	468.4	178.4	290.0

Operating result

Operating earnings have developed very positively in the current fiscal year. Interest income, including contributions from fixed-income securities and equity investments, reached €1,988.5 million (compared with €1,906.6 million in 2011). After deducting interest expenses of €1,798.8 million (compared with €1,732.0 million in 2011), net interest income amounted to € 189.7 million (compared with €174.6 million in 2011). The increase of €15.1 million was above all due to the improved margins in the promotional lending business and an increased average volume accompanied by slightly declining margins in the “Treasury Management” segment. Accordingly, the operating result improved by €12.8 million to €156.8 million (compared with €144.0 million in 2011).

Result from fair value measurement and from hedge accounting

All derivatives and certain balance sheet items are measured at fair value. Changes in the fair value are recorded as unrealized gains or losses in the result from fair value measurement and from hedge accounting.

In the context of hedged items as part of hedging relationships, only those fair value changes are taken into account where these changes result from changes in the deposit/swap curve (benchmark curves for the interbank business). All market parameters such as the credit spread are taken into account in the measurement of the remaining balance sheet items recognized at fair value.

The development of the result from fair value measurement and from hedge accounting is influenced almost exclusively by changes of risk premiums based on changes of credit spreads. Changes in interest rates and exchange rates do not have significant measurement effects due to refinancing with matching maturities as well as hedging through derivatives.

Despite the sustained debt crisis in Europe, the risk premiums attributable to credit spreads decreased on a broad basis during the first half of 2012, partially also for issuers from countries particularly affected by the

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crisis. On the one hand, this led to measurement losses from the upward revaluation of our own issues. On the other hand, there were measurement gains from the upward revaluation of assets, which overcompensated measurement losses from our own issues.

Overall, net measurement gains rose from €9.2 million in the prior year to €33.9 million as of June 30, 2012.

Measurement gains or losses are only of a temporary nature due to the buy and hold strategy of the Group following from its status as a non-trading book institution, provided that no counterparty default occurs. These are reversed in subsequent years, latest until the relevant transactions fall due.

Group’s interim net income

The rise of the operating result by €12.8 million to €156.8 million (compared with €144.0 million in 2011) and the increase of the result from fair value measurement and from hedge accounting by €24.7 million to €33.9 million (compared with €9.2 million in 2011) led to a Group’s interim net income in the amount of €190.7 million (compared with €153.2 million in 2011).

Other comprehensive income

The other comprehensive income shows changes in the revaluation reserve. It primarily includes fair value changes attributable to changes in credit spreads related to available-for-sale securities. The changes in the fair value of these securities attributable to fluctuations of the deposit/swap curve are reported in the result from fair value measurement and from hedge accounting. In addition, the other comprehensive income includes the amortization of measurement results from securities that were reclassified in 2008 to the held-to-maturity category at the then applicable market value.

The overall decline of risk premiums attributable to credit spread changes resulted in higher market values of the securities. This led to measurement gains of €270.9 million (compared with a measurement loss of €2.0 million in 2011) recognized in the revaluation reserve. Taking into account the amortization from securities reclassified in 2008 in the amount of €6.8 million (compared with €27.2 million in 2011), the revaluation reserve increased by a total of €277.7 million as of June 30, 2012 (compared with €25.2 million in 2011).

Group’s total comprehensive income

The Group’s total comprehensive income as of June 30, 2012 amounted to €468.4 million (compared with €178.4 million in 2011), representing an increase of €290.0 million. Apart from the increase of the operating result, the increase is primarily attributable to the rise of the measurement result by €277.2 million, which consists of the changes in the revaluation reserve as well as the result from fair value measurement and from hedge accounting.

Equity

Equity as reported on the balance sheet was €2,161.8 million (compared with €1,705.7 million in 2011) and can be broken down as follows.

	Jun. 30, 2012 € million	Dec. 31, 2011 € million	Change in € million

Subscribed capital	135.0	135.0	0.0
Retained earnings	2,321.8	2,321.8	0.0
Revaluation reserve	-485.7	-763.4	277.7
Group’s interim net income (Jun. 30) / Group’s net profit (Dec. 31)	190.7	12.3	178.4

Total equity	2,161.8	1,705.7	456.1

The Group’s interim net income of €190.7 million, which is characterized by the operating result, strengthens equity. The additional increase resulted from measurement gains reported in the revaluation reserve to an amount of €277.7 million.

Subordinated liabilities – mainly denominated in foreign currency – increased by €11.3 million to €923.7 million (compared with €912.4 million in 2011) due to mark-to-market valuations. All subordinated liabilities

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fulfill the requirements of Section 10 (5a) of the German Banking Act (Kreditwesengesetz, KWG) and preclude early repayment or conversion.

The Group’s total regulatory capital as of June 30, 2012, climbed to €3,824.7 million (compared with €3,533.2 million in 2011). The total capital ratio, calculated pursuant to Section 10 of the German Banking Act based on the German Solvency Regulation (Solvabilitätsverordnung, SolvV), amounted to 28.5% on the reporting date (compared with 26.4% in 2011), and thus exceeded the legal minimum requirements to a considerable extent.

Financial reporting process

The financial reporting process comprises all activities from account allocation and processing of transactions to preparation of the required single-entity and consolidated financial statements in the form of interim or annual financial statements.

The objective of the accounting-related internal control system (ICS)/risk management system (RMS) is to ensure compliance with financial reporting standards and regulations as well as adherence of financial reporting to generally accepted accounting principles.

The additional ICS-relevant disclosures related to organizational structures and workflows, accounting principles as well as the management information system have not changed. We, therefore, refer to the associated explanations in the group management report for the fiscal year 2011.

Risk Report

The comments in the risk report as of June 30, 2012, compare the current figures with those as of December 31, 2011. The figures for the end of fiscal year 2011 are given in parenthesis. If comparisons are made to a prior-year period, then the period from January 1, 2011 to December 31, 2011 applies.

General principles

All material risks are concentrated in Rentenbank and are managed on a Group-wide basis. The business activities of subsidiaries are very limited. Rentenbank has issued a letter of comfort to LR Beteiligungsgesellschaft mbH. Subsidiaries are funded exclusively within the Group.

As a promotional bank for the agricultural sector and rural areas, Rentenbank provides funds for a variety of investment projects. The range of products is geared towards manufacturing businesses in the agricultural and forestry sectors, winegrowing and horticulture sectors as well as in aquaculture and fish farming. Rentenbank also provides funds for projects in the food industry and other upstream and downstream companies as well as projects for rural development.

The Group’s corporate objective, derived from Rentenbank’s legal mandate, is to promote the agricultural sector and rural areas on a sustainable basis. The Group’s business activities are directed towards achieving this goal. In this context, it is a prerequisite to ensure that the Group is able to fulfill this promotional mandate at all times. The Group’s risk structure is essentially defined by the Rentenbank Law and its Statutes and by the framework established therein.

Risk management and risk-bearing capacity

The organization of risk management and the monitoring of the limits based upon the bank’s risk-bearing capacity have not changed compared to the procedures and processes described in the management report for the fiscal year ended December 31, 2011. We refer to the glossary in the Annual Report for the period ended December 31, 2011 for definition of terms. The following section therefore includes only details of the current risk-bearing capacity and its utilization.

The risk-bearing capacity concept of the Group is based on the going concern approach. The observation period is one year. The risk cover potential is derived from the consolidated financial statements in accordance with IFRS.

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The risk cover pursuant to IFRS was as follows as of June 30, 2012:

Risk cover potential	Jun. 30, 2012	Dec. 31, 2011
	€ million	€ million

Available operating result	240.0	240.0
+ Retained earnings (proportionately)	116.0	116.0
= Risk cover 1	356.0	356.0
+ Retained earnings (proportionately)	2,056.1	2,206.1
+ Interim net income for the period	190.7	—
+ Own credit risk	0.0	-147.4
+ Revaluation reserve	-485.7	-763.5
+ Hidden liabilities from securities	-46.1	-76.4
= Risk cover 2	2,071.0	1,574.8
+ Retained earnings (proportionately)	150.0	0.0
+ Subscribed capital	135.0	135.0
+ Subordinated liabilities	923.6	912.3
= Risk cover 3	3,279.6	2,622.1

As of June 30, 2012, risk cover potential 1 amounts to €356 million, unchanged from the previous year.

The allocation of the risk cover potential to credit, market price, and operational risks corresponds to the limits defined for the individual risk types. It is broken down as follows:

	Allocated risk cover

	Jun. 30, 2012		Dec. 31, 2011
	€ million	%	€ million	%

Credit risk	260.0	73.1	260.0	73.1
Market price risk	61.0	17.1	61.0	17.1
Operational risk	35.0	9.8	35.0	9.8

Total risk	356.0	100.0	356.0	100.0

Risk cover potential 2 is not allocated to the individual risk types. It is an overall limit and amounts to €2,071 million as of the reporting date (compared with €1,575 million in 2011). The increase of the risk cover potential mainly resulted from the operating profit and the unrealized measurement gains reported within the revaluation reserve.

In order to fulfill the regulatory capital ratios pursuant to the going concern approach, pro-rata retained earnings, subscribed capital and subordinated liabilities of risk cover potential 3 are available. The risk cover potential is reconciled according to the regulatory requirements.

Pursuant to the risk-bearing capacity concept, no liquidity risks have been taken into account, since the Group has sufficient cash funds, and its triple A ratings, amongst other factors, enable it to obtain any additionally required funds on the interbank markets or, in case of market disruptions, from Eurex Clearing AG (securitized money market funding) and from the German central bank (Deutsche Bundesbank; through collateralized loans or so-called “Pfandkredite”).

The calculation of the potential utilization of the risk cover potential is based on the analysis of risk scenarios (standard and stress scenarios). In this context, certain changes according to predefined scenarios are applied to the underlying risk factors for credit, market price, and operational risks.

Standard scenario

Under the standard scenario, potential market price fluctuations, defaults and the occurrence of significant operational incidents are assumed. The resultant change of the risk exposures is compared with risk cover potential 1 in order to determine the risk-bearing capacity related to potential losses. The risks are monitored on a daily basis.

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	Standard scenario

	Jun. 30, 2012		Dec. 31, 2011
	€ million	%	€ million	%

Credit risk	59.3	63.0	97.1	67.8
Market price risk	3.4	3.6	15.2	10.6
Operational risk	31.5	33.4	30.9	21.6
Total risk	94.2	100.0	143.2	100.0
Total risk limit	356.0		356.0

Utilization of total risk limit		26.5		40.2

Due to maturities in the sub investment grade range, the risk exposure declined considerably by €37.8 million. Market price risks of the overall bank fell as a result of the reduction of the open positions in money market activities.

Stress scenario

The stress scenario is used to analyze the effects of simulated, exceptional changes in parameters. As regards credit risk, we assume full utilization of all internally granted limits, deteriorations of the credit quality of our counterparties, higher country-specific probabilities of default as well as higher loss given default percentages within the overall loan portfolio under the stress scenario.

The stress scenario for market price risks includes a non-parallel shift of the yield curves, a widening of risk premiums in the interbank market, an increase of the costs for the exchange between two interest bases in the same currency as well the costs for the exchange of payments in various currencies, and an increase in counterparty-specific credit spreads.

As regards operational risk, we assume an amount of incidents that is twice as high under the stress scenario as under the standard scenario.

The risk exposures from the individual risk types (credit risk, market price risk, and operational risk) are aggregated and compared with risk cover potential 2. Aggregating individual risks within the market price risk, in particular spread risks, correlation effects will be taken into account to avoid duplication effects.

	Stress scenario

	Jun. 30, 2012		Dec. 31, 2011
	€ million	%	€ million	%

Credit risk	267.0	38.3	384.8	42.1
Market price risk	5.1	0.7	22.2	2.4
Market price risk (spread risk)	362.8	52.0	445.7	48.7
Operational risk	63.1	9.0	61.8	6.8
Total risk	698.0	100.0	914.5	100.0
Risk cover	2,071.0		1,574.8

Utilization of risk cover 2		33.7		58.1

Maturities in the sub-investment grade area led to a significant decline of the risk exposure by €117.8 million with regard to credit risks. The risk-weighted assets are presented in a table and grouped by rating categories as of June 30, 2012 and December 31, 2011 in the section on credit risks. The market price risks decreased due to lower open positions in money market funding.

Going concern approach

After the inclusion of risk exposures under the stress scenarios, there must be sufficient risk cover potential available under the going concern approach (liable capital) in order to comply with the capital ratios calculated pursuant to the German Solvency Regulation. The capital ratios under the going concern approach amounted to 7.1% for core capital and 10.6% for total capital. Accordingly, the minimum capital ratios of 4% for core capital and 8% for total capital – as currently prescribed by the Solvency Regulation – were complied with even under the stress scenarios.

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Extreme scenarios for credit risks are simulated in additional calculations. These scenarios are quantified using strict risk measures and parameters based on rare loss events. The potential default determined on the basis of these extreme scenarios is used to measure risk concentrations and does not have to be backed by risk cover potential.

Risk categories – Individual risks

Definitions, organization, and reporting related to individual risks have only changed insignificantly compared to the comments included in the consolidated financial statements for fiscal year 2011. The following section therefore only includes changes in risk measurement; otherwise, we refer to the group management report 2011.

Credit risk

Current risk situation

In accordance with IFRS 7.B9, the figures for the current risk situation relate to the gross carrying amount, which corresponds to the carrying amount of the relevant balance sheet item in the IFRS consolidated financial statements. Loans and advances to banks and to customers additionally include the corresponding portions from the item “fair value changes of hedged items in a portfolio hedge” as well as irrevocable loan commitments. Irrevocable loan commitments of €1,442.8 million (compared with €177.5 million in 2011) were recognized at their nominal amounts. Above all, the increase resulted from the open master agreements with state promotional banks for financings of promotional activities in rural areas. The major part of this volume is expected to be disbursed by the end of the fiscal year.

Gross credit volume

	Loans and advances to banks		Loans and advances to customers		Positive fair values of derivative financial instruments		Financial investments

	Jun. 30, 2012 € million	Dec. 31, 2011 € million	Jun. 30, 2012 € million	Dec. 31, 2011 € million	Jun. 30, 2012 € million	Dec. 31, 2011 € million	Jun. 30, 2012 € million	Dec. 31, 2011 € million

Gross credit volume	55,867.3	52,317.4	4,236.4	2,869.5	8,933.3	7,847.6	23,147.7	24,737.7
Cash collateral	0.0	0.0	0.0	0.0	5,847.2	4,422.7	0.0	0.0
Covered bonds (Pfandbriefe)	1,089.2	771.8	0.0	0.0	0.0	0.0	8,524.5	7,858.2
Public-sector covered bonds (Öffentliche Pfandbriefe)	362.7	269.5	0.0	0.0	0.0	0.0	1,129.8	1,083.4
State guarantee (Gewährträgerhaftung)	17,612.9	11,421.0	4,161.0	2,797.7	0.0	0.0	6,429.8	7,517.7
Other collateral	330.8	309.3	0.0	0.0	0.0	0.0	1,866.3	1,589.5
Collateralized money market funding	1,951.6	5,927.3	0.0	0.0	0.0	0.0	0.0	0.0
Assignment of claims	19,542.2	18,471.7	0.0	0.0	0.0	0.0	0.0	0.0

New credit volume	14,977.9	15,146.8	75.4	71.8	3,086.1	3,424.9	5,197.3	6,688.9

The net credit volume represents the unsecured portion of the relevant balance sheet item. Other collateral largely represent covered bonds and collateralized standard promotional loans. The Group received securities as collateral in connection with the collateralized money market lending business. The assignment of claims refers to claims of the ultimate borrower from the special promotional loan business.

The gross lending volume of €8,933.3 million (compared with €7,847.6 million in 2011) represents the exposure from the positive fair values of derivative financial instruments on an individual contract level. In contrast, the risk-relevant economic collateralization is made on counterparty level. Rentenbank has concluded with all counterparties with which it enters into derivative financial instruments master agreements with a netting effect and collateral agreements based on the former. Accordingly the risk of the gross credit volume as reported on the balance sheet is reduced by received cash collateral in the amount of €5,847.2 million (compared with €4,422.7 million in 2011). Significant portions of negative fair values of derivative financial instruments in the amount of €4,750.5 million (compared with €4,262.5 million in 2011) further reduce risk. Therefore the net credit volume in the amount of €3,086.1 million (compared with €3,424.9 million in 2011) shown here represents the risk exposure as reported on the balance sheet, not the economic risk exposure from the derivative transactions.

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The following tables present the credit risk exposures separately by region, currency, sectors, and internal rating categories, without taking credit risk mitigation techniques into account.

Risk concentration by country

June 30, 2012

	Loans and advances to banks		Loans and advances to customers		Positive fair values of derivative financial instruments		Financial investments

	€ million	%	€ million	%	€ million	%	€ million	%

Banks
Germany	52,460.2	93.9	0.0	0.0	1,302.1	14.6	5,264.1	22.7
Other Europe	3,407.0	6.1	0.0	0.0	5,128.2	57.4	16,345.0	70.6
OECD countries (excl.Europe)	0.1	0.0	0.0	0.0	1,208.3	13.5	37.0	0.2

Total banks	55,867.3	100.0	0.0	0.0	7,638.6	85.5	21,646.1	93.5

Other counterparties
Germany	0.0	0.0	4,236.4	100.0	0.0	0.0	616.2	2.7
Other Europe	0.0	0.0	0.0	0.0	1,193.0	13.4	885.4	3.8
OECD countries (excl.Europe)	0.0	0.0	0.0	0.0	101.7	1.1	0.0	0.0
Total other counterparties	0.0	0.0	4,236.4	100.0	1,294.7	14.5	1,501.6	6.5

Total	55,867.3	100.0	4,236.4	100.0	8,933.3	100.0	23,147.7	100.0

December 31, 2011

	Loans and advances to banks		Loans and advances to customers		Positive fair values of derivative financial instruments		Financial investments

	€ million	%	€ million	%	€ million	%	€ million	%

Banks
Germany	48,334.0	92.4	0.0	0.0	1,219.7	15.6	6,231.1	25.2
Other Europe	3,983.3	7.6	0.0	0.0	4,481.6	57.1	17,006.9	68.7
OECD countries (excl.Europe)	0.1	0.0	0.0	0.0	1,035.1	13.2	39.5	0.2

Total banks	52,317.4	100.0	0.0	0.0	6,736.4	85.9	23,277.5	94.1

Other counterparties
Germany	0.0	0.0	2,869.5	100.0	0.0	0.0	614.2	2.5
Other Europe	0.0	0.0	0.0	0.0	1,007.3	12.8	846.0	3.4
OECD countries (excl.Europe)	0.0	0.0	0.0	0.0	103.9	1.3	0.0	0.0
Total other counterparties	0.0	0.0	2,869.5	100.0	1,111.2	14.1	1,460.2	5.9

Total	52,317.4	100.0	2,869.5	100.0	7,847.6	100.0	24,737.7	100.0

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Risk concentration by currency

June 30, 2012

	Loans and advances to banks		Loans and advances to customers		Positive fair values of derivative financial instruments		Financial investments

	€ million	%	€ million	%	€ million	%	€ million	%

EUR	55,790.2	99.9	4,236.4	100.0	-39,814.9	-445.7	21,806.1	94.2
CAD	0.0	0.0	0.0	0.0	1,161.8	13.0	202.3	0.9
JPY	0.0	0.0	0.0	0.0	3,033.6	34.0	255.5	1.1
USD	0.1	0.0	0.0	0.0	28,426.1	318.2	400.2	1.7
AUD	0.0	0.0	0.0	0.0	9,071.0	101.5	64.8	0.3
GBP	0.0	0.0	0.0	0.0	1,155.5	12.9	418.8	1.8
CHF	77.0	0.1	0.0	0.0	1,963.3	22.0	0.0	0.0
Other currencies	0.0	0.0	0.0	0.0	3,936.9	44.1	0.0	0.0

Total	55,867.3	100.0	4,236.4	100.0	8,933.3	100.0	23,147.7	100.0

December 31, 2011

	Loans and advances to banks		Loans and advances to customers		Positive fair values of derivative financial instruments		Financial investments

	€ million	%	€ million	%	€ million	%	€ million	%

EUR	52,223.6	99.8	2,869.5	100.0	-39,307.4	-500.9	23,459.8	94.8
CAD	0.0	0.0	0.0	0.0	1,163.5	14.8	184.7	0.8
JPY	0.0	0.0	0.0	0.0	3,036.5	38.7	258.1	1.0
USD	0.1	0.0	0.0	0.0	28,270.5	360.2	382.6	1.6
AUD	0.0	0.0	0.0	0.0	7,824.1	99.7	56.5	0.2
GBP	12.0	0.0	0.0	0.0	2,024.2	25.8	396.0	1.6
CHF	75.0	0.2	0.0	0.0	2,297.0	29.3	0.0	0.0
Other currencies	6.7	0.0	0.0	0.0	2,539.2	32.4	0.0	0.0

Total	52,317.4	100.0	2,869.5	100.0	7,847.6	100.0	24,737.7	100.0

Risk concentration by groups of institutions

June 30, 2012

	Loans and advances to banks		Loans and advances to customers		Positive fair values of derivative financial instruments		Financial investments

	€ million	%	€ million	%	€ million	%	€ million	%

Private sector banks/ other banks	8,073.7	14.5	0.0	0.0	950.7	10.7	1,631.6	7.0
Foreign banks	3,407.1	6.1	0.0	0.0	6,336.5	70.9	16,382.0	70.8
Public-sector banks	30,169.9	54.0	0.0	0.0	189.5	2.1	3,353.8	14.5
Cooperative banks	9,341.6	16.7	0.0	0.0	161.9	1.8	278.7	1.2
Central banks	4,875.0	8.7	0.0	0.0	0.0	0.0	0.0	0.0
Non-banks	0.0	0.0	4,236.4	100.0	1,294.7	14.5	1,501.6	6.5

Total	55,867.3	100.0	4,236.4	100.0	8,933.3	100.0	23,147.7	100.0

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December 31, 2011

	Loans and advances to banks		Loans and advances to customers		Positive fair values of derivative financial instruments		Financial investments

	€ million	%	€ million	%	€ million	%	€ million	%

Private sector banks/ other banks	11,595.2	22.2	0.0	0.0	884.1	11.3	1,751.1	7.1
Foreign banks	3,983.4	7.6	0.0	0.0	5,516.7	70.3	17,046.4	68.9
Public-sector banks	27,916.4	53.3	0.0	0.0	171.1	2.2	4,207.6	17.0
Cooperative banks	8,522.4	16.3	0.0	0.0	164.5	2.1	272.4	1.1
Central banks	300.0	0.6	0.0	0.0	0.0	0.0	0.0	0.0
Non-banks	0.0	0.0	2,869.5	100.0	1,111.2	14.1	1,460.2	5.9

Total	52,317.4	100.0	2,869.5	100.0	7,847.6	100.0	24,737.7	100.0

Risk-weighted assets by rating category (in € million)

June 30, 2012

			Rating categories

		Measurement method*	AAA	AA	A	BBB	BB-B	CCC-C	DDD-D	Total

Loans and advances to banks	Special	Amortized cost	121.4	60.1	110.5	37.7	0.0	0.0	0.0	329.7
	loans	Fair Value	8,781.2	5,583.1	11,150.4	2,684.5	0.0	0.0	0.0	28,199.2

	Other	Amortized cost	1,725.5	2,453.6	918.0	116.0	127.3	3.6	0.0	5,344.0
		Fair Value	5,552.1	11,723.7	3,427.6	944.1	278.0	68.9	0.0	21,994.4

Loans and advances to customers		Amortized cost	386.1	102.2	10.9	0.0	0.0	0.4	0.0	499.6
		Fair Value	3,150.9	541.3	13.3	28.8	0.0	2.5	0.0	3,736.8

Positive fair values of derivative financial instruments		Fair Value	0.0	2,370.1	6,281.1	219.5	60.8	1.8	0.0	8,933.3

Financial		Amortized cost	746.6	777.6	546.6	285.8	153.3	59.9	0.0	2,569.8
investments		Fair Value	9,056.2	5,626.0	4,442.7	1,158.3	220.1	74.6	0.0	20,577.9

Total			29,520.0	29,237.7	26,901.1	5,474.7	839.5	211.7	0.0	92,184.7

December 31, 2011

			Rating categories

		Measurement method*	AAA	AA	A	BBB	BB-B	CCC-C	DDD-D	Total

Loans and advances to banks	Special	Amortized cost	80.2	6.1	9.1	1.6	0.0	0.0	0.0	97.0
	loans	Fair Value	8,373.6	5,285.4	10,782.8	2,413.0	0.0	0.0	0.0	26,854.8

	Other	Amortized cost	583.1	1,861.8	350.6	160.6	5.2	0.0	0.0	2,961.3
		Fair Value	989.6	15,525.2	4,236.6	1,103.2	476.4	73.3	0.0	22,404.3

Loans and advances to customers		Amortized cost	274.0	115.0	1.2	0.0	0.0	0.4	0.0	390.6
		Fair Value	1,873.8	536.6	10.5	55.5	0.0	2.5	0.0	2,478.9

Positive fair values of derivative financial instruments		Fair Value	0.0	3,176.1	4,467.9	164.2	37.8	1.6	0.0	7,847.6

Financial		Amortized cost	651.5	783.1	479.0	356.1	205.1	118.3	0.0	2,593.1
investments		Fair Value	10,029.2	7,773.3	2,818.7	1,040.1	347.6	135.7	0.0	22,144.6

Total			22,855.0	25,062.6	23,156.4	5,294.3	1,072.1	331.8	0.0	87,772.2

*	Amortized cost = Measurement categories “loans and receivables” and “held to maturity”
Fair Value = Hedge accounting as well as measurement categories “held for trading,” “designated as at fair value,” and “available for sale”

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Comparison of the internal rating categories with the average external ratings of the agencies Standard & Poor’s, Moody’s, and Fitch (in € million)

June 30, 2012

	External rating category

Internal rating category	AAA	AA	A	BBB	BB-B	CCC-C	DDD-D	without external rating	Total

AAA	10,194.4	28.4	0.0	0.0	0.0	0.0	0.0	19,297.2	29,520.0
AA	1,797.8	13,370.9	10,179.6	0.0	0.0	0.0	0.0	3,889.4	29,237.7
A	0.0	3,020.8	21,020.8	248.9	0.0	0.0	0.0	2,610.6	26,901.1
BBB	0.0	0.0	797.4	1,548.4	74.1	0.0	0.0	3,054.8	5,474.7
BB-B	0.0	0.0	91.3	150.7	443.5	0.0	0.0	154.0	839.5
CCC-C	0.0	0.0	1.9	3.5	130.1	0.0	0.0	76.2	211.7
DDD-D	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total	11,992.2	16,420.1	32,091.0	1,951.5	647.7	0.0	0.0	29,082.2	92,184.7

December 31, 2011

	External rating category

Internal rating category	AAA	AA	A	BBB	BB-B	CCC-C	DDD-D	without external rating	Total

AAA	10,947.0	0.0	0.0	0.0	0.0	0.0	0.0	11,908.0	22,855.0
AA	1,830.3	15,571.5	10,274.0	0.0	0.0	0.0	0.0	7,386.8	35,062.6
A	0.0	4,544.2	15,865.8	139.6	0.0	0.0	0.0	2,606.8	23,156.4
BBB	0.0	0.0	975.1	1,495.5	0.0	0.0	0.0	2,823.7	5,294.3
BB-B	0.0	0.0	35.9	202.5	663.7	0.0	0.0	170.0	1,072.1
CCC-C	0.0	0.0	1.6	9.8	312.5	5.0	0.0	2.9	331.8
DDD-D	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total	12,777.3	20,115.7	27,152.4	1,847.4	976.2	5.0	0.0	24,898.2	87,772.2

(Under the previous presentation method, the rating categories were summarized in one particular grade.)

The carrying amounts of securities held in peripheral euro zone countries were as follows:

December 31, 2012

	Government bonds (in € million)	Bonds and promissory note loans of banks (in € million)	Positive fair value of derivative financial instruments (in € million)	Gross exposure (in € million)	Collateral (in € million)	Net Exposure (in € million)

Greece	0.0	0.0	0.0	0.0	0.0	0.0
Ireland	0.0	49.7	0.0	49.7	0.0	49.7
Italy	340.9	1,332.3	0.0	1,673.2	644.2	1,029.0
Portugal	122.3	554.8	0.0	677.1	338.0	339.1
Spain	95.7	2,860.2	0.0	2,955.9	2,471.4	484.5

Total	558.9	4,797.0	0.0	5,355.9	3,453.6	1,902.3

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December 31, 2011

	Government bonds (in € million)	Bonds and promissory note loans of banks (in € million)	Positive fair value of derivative financial instruments (in € million)	Gross exposure (in € million)	Collateral (in € million)	Net Exposure (in € million)

Greece	0.0	18.2	0.0	18.2	13.2	5.0
Ireland	0.0	169.8	0.0	169.8	0.0	169.8
Italy	323.5	1,564.1	0.0	1,887.6	604.6	1,283.0
Portugal	116.4	797.0	0.0	913.4	463.6	449.8
Spain	95.9	3,399.6	6.6	3,502.1	2,842.4	659.7

Total	535.8	5,948.7	6.6	6,491.1	3,923.8	2,567.3

Provisions for losses on loans and advances

If exposures are at risk of default, Rentenbank recognizes provisions for loan losses. In the first half of 2012 it was not necessary to recognize specific valuation allowances on loans and advances. Further information on the allowance for losses on loans and advances as well as related changes are included in Note (7) of the notes to consolidated financial statements.

Standard scenarios

The basis for the measurement of potential loan losses under the standard scenario is the potential loss related to utilization, based on 1-year probabilities of default. As of June 30, 2012, the cumulative potential loss amounted to €59.3 million (compared with €97.0 million in 2011). The significant decrease compared to the previous year is primarily attributable to redemptions in the lower rating categories. The average potential loss given default in the first half of 2012 amounted to €72.9 million (compared with €117.7 million in 2011). In relation to the allocated risk cover potential for credit risks, the average utilization as of the reporting date was 28.0% (compared with 45.3% in 2011). The lowest utilization amount in the period under review was €59.3 million (compared with €85.0 million in 2011). The highest utilization amounted to €82.8 million (compared with €161.0 million in 2011) and is below the limit of €260.0 million approved for the standard scenario.

Stress scenarios

In a first stress scenario, the potential default is calculated based on a full utilization of all internally granted limits, using the 1-year probabilities of default. As of June 30, 2012, the cumulative potential default under this stress scenario amounted to €82.4 million (compared with €133.9 million in 2011). Under two additional scenarios, increases of country-specific default probabilities (at least twice as high), deterioration of credit quality (by at least two notches), and higher loss ratios for potential defaults of collateralized transactions were simulated. The stress scenario associated with the highest risk exposure is used for inclusion within the context of the risk-bearing capacity. As of the reporting date, the maximum potential default calculated under the mentioned stress scenarios was €267.0 million (compared with €384.8 million in 2011). The decline from €384.8 million to €267.0 million is primarily attributable to redemption in the lower rating categories.

Apart from stress scenarios, Rentenbank analyzes additional extreme scenarios in order to review risk concentrations. Under the extreme scenario “default of the two borrower units with the largest risk exposure”, the potential default calculated amounted to €1.3 billion as of June 30, 2012, unchanged compared to December 31, 2011. Under the extreme scenario “default of the two country exposures with the largest risk exposure” (excl. Germany), the potential default calculated amounted to €2.5 billion (compared with €2.9 billion in 2011).

Market price risk

Current risk situation

Standard scenarios

The present value sensitivity for all open interest rate-sensitive transactions related to the portfolios “money market business” and “promotional lending,” is calculated daily, assuming a parallel shift of 100 basis points (Bp) related to rising or falling interest rates, respectively. The risk exposures are compared with the unchanged

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single limits for the portfolios “money market business” in the amount of €30.0 million and “promotional business” in the amount of €31.0 million.

The average limit utilization in the first half of 2012 was €6.6 million (compared with €5.8 million in 2011). This corresponded to an average utilization of 10.8% (compared with 9.5% in 2011). The maximum utilization resulted in a risk of €15.6 million (compared with €17.6 million in 2011), while the lowest utilization was €0.2 million (compared with €0.1 million in 2011). The limits were complied with at all times in fiscal year 2011 as well as in the first half of 2012.

Stress scenarios

In order to estimate risks arising from extreme market developments, we regularly calculate additional scenarios of interest rate changes individually for the portfolios “money market business” and “promotional lending.” Under the stress scenario, we do not assume a parallel shift of the interest rate curve (as in the standard scenario), but a non-parallel shift within the framework of two distinct scenarios. Correlation effects between the costs for the swap of cash positions with the same fixed-interest period between different currencies and own credit spreads are taken into account with a risk-mitigating effect.

As regards spread risks, an increase of the costs for the swap between two interest bases in the same currency, the costs for the swap of payments in various currencies as well as an increase of credit spreads is assumed under a simulation.

The potential measurement loss for the swap of flows of interest payments between interest bases in the same currency amounted to €-101.8 million (compared with €-94.2 million in 2011) based on a parallel increase of the basis swap spreads by 15 Bp.

An increase of the CCY basis swap spread by 40 Bp is assumed under the scenario in relation to the costs for the swap of payments with the same fixed-interest period between different currencies. This resulted in a spread risk of €-421.8 million (compared with €-429.2 million in 2011).

For credit spreads, which reflect, among other things, the credit ranking of a debtor (structural credit quality), the underlying collateral, and the market liquidity, but potentially also market spreads for the swap of foreign currency payments into euro, government bond spreads of the corresponding country of domicile or the influence of arbitrage effects, a parallel shift of +120 Bp for lending transactions and of +80 Bp for deposit-taking transactions is assumed under the stress scenario within the relevant rating category. The credit spread sensitivity so calculated was €160.8 million (compared with €77.7 million in 2011).

Value-at-risk (VaR)

The value-at-risk shows the maximum loss from market-related developments in “money market business,” assuming a holding period of ten days and a prediction accuracy of 99%. As of the reporting date, it amounted to €0.5 million (compared with € 2.6 million in 2011).

Liquidity risk

Current risk situation

Rentenbank’s triple A ratings along with its short-term refinancing options on the money and capital markets indicate that in efficient markets, the liquidity risk is manageable in the event that principal and interest payments are not made when due. If a market disruption occurs, liquidity may be raised in the amount of the freely available refinancing potential which has always exceeded the Bank’s liquidity requirements in a period of up to two years.

The limit for medium- and long-term liquidity was not exceeded in fiscal 2011 and half-year 2012.

Stress scenarios

Rentenbank also performs scenario analyses in which the liquidity requirement resulting from all scenarios is added to cash flows that are already known in order to examine the effects on the solvency of the Bank. As in the prior year, the results of the scenario analyses demonstrate that as of the balance sheet date, the Group will be able to meet its payment obligations at all times without restrictions.

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Operational risk

Current risk situation

The utilization of operational risk in standard scenarios amounted to €31.5 million as of the reporting date (compared with €30.9 million in 2011). Under the stress scenario, the risk exposure determined amounted to €63.1 million (compared with €61.8 million in 2011).

In the first half of 2012, two significant incidents (gross loss of more than €5 thousand) were entered into the incident reporting database. The expected net loss of these incidents was €4 thousand. In the prior year, there were four significant single losses from operational risks with a net loss of €284 thousand.

Outlook

The increase of the operating results is expected to continue in the second half at a more moderate pace. The Board of Managing Directors expects that the Group’s result for the current fiscal year will reach the prior-year level. Based on current projections, the Group will reach the results set out in the annual operating plan.

Market parameters continue to be volatile and it is therefore not really possible to forecast future measurement results. We are similarly unable to reliably predict the consolidated net income for the year, since the measurement result may have a considerable impact on that figure.

Report on events after the balance sheet date

No events of material importance occurred after the end of the reporting period.

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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE PERIOD FROM JANUARY 1 TO JUNE 30, 2012

1) Income statement	Notes	Jan. 1 to Jun. 30, 2012 € million	Jan. 1 to Jun. 30, 2011 € million

Interest income		1,988.5	1,906.6
Interest expense		1,798.8	1,732.0
Net interest income	1	189.7	174.6

Provision for loan losses/promotional contribution	2, 7	13.0	8.7
thereof recognition for special loan programs		39.0	32.0
thereof amortization for special loan programs		25.9	23.4

Net interest income after provision for loan losses/promotional contribution		176.7	165.9
Fee and commission income		0.1	0.2
Fee and commission expenses		1.1	1.0
Net fee and commission income		-1.0	-0.8
Net result from financial investments		3.1	0.0
Administrative expenses	3	24.2	23.4
Net other operating result		2.2	2.4
Result from fair value measurement and from hedge accounting	4	33.9	9.2
Net result from taxes		0.0	-0.1

Group’s interim net income		190.7	153.2

2) Other comprehensive income
Change in revaluation reserve		277.7	25.2

3) Group’s total comprehensive income		468.4	178.4

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CONSOLIDATED BALANCE SHEET (IFRS) AS OF JUNE 30, 2012

Assets	Notes	Jun. 30, 2012 € million	Dec. 31, 2011 € million

Cash and balances with central banks		6.1	778.6
Loans and advances to banks	5, 7	53,492.2	51,383.0
thereof promotional contribution		-277.7	-270.7
Loans and advances to customers	6, 7	4,218.6	2,853.9
thereof promotional contribution		-0.1	-0.1
Fair value changes of hedged items in a portfolio hedge	8	950.1	772.5
Positive fair values of derivative financial instruments	9	8,933.3	7,847.6
Financial investments	10	23,147.7	24,737.7
Investment property		16.3	16.3
Property and equipment		22.3	22.4
Intangible assets	11	9.0	5.7
Current income tax assets		2.5	2.0
Deferred tax assets		0.5	0.5
Other assets		721.8	456.9

Total assets		91,520.4	88,877.1

Liabilities and equity	Notes	Jun. 30, 2012 € million	Dec. 31, 2011 € million

Liabilities to banks	12	2,591.0	3,107.5
Liabilities to customers	13	5,926.5	6,147.6
Securitized liabilities	14	69,160.8	68,161.8
Negative fair values of derivative financial instruments	15	4,750.5	4,262.5
Provisions	16	103.2	104.2
Subordinated liabilities	17	923.7	912.4
Deferred tax liabilities		0.1	0.1
Other liabilities		5,902.8	4,475.3

Equity		2,161.8	1,705.7
Subscribed capital		135.0	135.0
Retained earnings		2,321.8	2,321.8
Revaluation reserve		-485.7	-763.4
Group’s (interim) net profit		190.7	12.3

Total liabilities and equity		91,520.4	88,877.1

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Changes in equity for the period from January 1 to June 30, 2012

€ million	Subscribed capital	Retained earnings	Revaluation reserve	Group’s net profit	Group’s interim net profit	Total, Jan. 1 to Jun. 30, 2012

Equity as of Jan. 1, 2012	135.0	2,321.8	-763.4	12.3	0.0	1,705.7

Group's interim net profit					190.7	190.7
Change in unrealized gains and losses			277.7			277.7

Group‘s total comprehensive income	0.0	0.0	277.7	0.0	190.7	468.4
Appropriation of net profit				-12.3		-12.3

Equity as of June 30, 2012	135.0	2,321.8	-485.7	0.0	190.7	2,161.8

Changes in equity for the period from January 1 to June 30, 2011

€ million	Subscribed capital	Retained earnings	Revaluation reserve	Group’s net profit	Group’s interim net profit	Total, Jan. 1 to Jun. 30, 2011

Equity as of Jan. 1, 2011	135.0	2,403.4	-403.6	11.8	0.0	2,146.6

Group's interim net profit					153.2	153.2
Change in unrealized gains and losses			25.2			25.2

Group‘s total comprehensive income	0.0	0.0	25.2	0.0	153.2	178.4
Appropriation of net profit				-11.8		-11.8

Equity as of June 30, 2011	135.0	2,403.4	-378.4	0.0	153.2	2,313.2

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CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Jan. 1 to Jun 30, 2012	Jan. 1 to Jun 30, 2011
	€ million	€ million

Cash and cash equivalents at beginning of period	779	54
Cash flow from operating activities	-2,828	-1,179
Cash flow from investing activities	2,067	1,186
Cash flow from financing activities	-12	-47
Effect of exchange rate differences	0	0
Cash and cash equivalents at end of period	6	14

The consolidated cash flow statement shows the changes in cash and cash equivalents for the period from January 1 to June 30 for the fiscal years 2012 and 2011 from operating, investing and financing activities by means of a comparison. Cash and cash equivalents correspond to the balance sheet item “cash and balances with central banks”.

The reported cash flows from operating activities were determined using the indirect method. In this method, the net income for the period is adjusted for non-cash items and for payments and receipts arising from investing and financing activities. The adjusted Group net income for the period is further adjusted for changes in assets and liabilities. Interest paid and received together with dividends are classified under cash flows from operating activities. The cash flows from investing and financing activities were determined using the direct method.

The Group’s liquidity management focuses on Rentenbank. The consolidated cash flow statement, which was prepared in accordance with the requirement set out in IAS 7, is only of limited informative value as an indicator of the liquidity position. In this respect, please refer to the comments in the Management Report for the fiscal year ended December 31, 2011 regarding the Group’s liquidity management.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Basis of accounting

Accounting policies

Notes to selected items of the consolidated statement of comprehensive income

(1)	Net interest income

(2)	Provision for loan losses/promotional contribution

(3)	Administrative expenses

(4)	Result from fair value measurement and from hedge accounting

Segment reporting

Notes to selected balance sheet items

(5)	Loans and advances to banks

(6)	Loans and advances to customers

(7)	Provision for loan losses/promotional contribution

(8)	Fair value changes of hedged items in a portfolio hedge

(9)	Positive fair values of derivative financial instruments

(10)	Financial investments

(11)	Intangible assets

(12)	Liabilities to banks

(13)	Liabilities to customers

(14)	Securitized liabilities

(15)	Negative fair values of derivative financial instruments

(16)	Provisions

(17)	Subordinated liabilities

(18)	Contingent liabilities and other commitments

Other disclosures

(19)	Financial instruments by measurement categories

(20)	Derivatives

(21)	Regulatory capital

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Basis of accounting

The present condensed interim consolidated financial statements of Rentenbank have been prepared in accordance with International Financial Reporting Standards (IFRS), pursuant to Section 37y of the German Securities Trading Act (Wertpapierhandelsgesetz, WpHG) in conjunction with Section 37w of the Securities Trading Act. The standards which are required to be applied to the consolidated financial statements for fiscal year 2012 and which have been published and adopted by the European Union as of the reporting date for these interim financial statements, as well as the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC) are relevant for these interim financial statements. The amendments to IFRS 7 required to be applied for fiscal year 2012 do not have an impact on the present interim consolidated financial statements. For further information, please refer to the notes to the consolidated financial statements for the year ended December 31, 2011.

Based on the recommendations issued by the EFRAG (European Financial Reporting Advisory Group) and the ARC (Accounting Regulatory Committee), the European Commission has issued a draft regulation to adopt IFRS 13. After expiry of the objection period for the European Parliament and the Council, the standard will be adopted by the European Union in the second half of 2012.

In accordance with IAS 34, the interim consolidated financial statements have to be prepared using the same accounting policies as are applied to the consolidated financial statements for the same fiscal year. In order to meet this requirement and to ensure consistency in the current fiscal year 2012, IFRS 13 is applied in the present interim consolidated financial statements.

Pursuant to the transitional provisions, the provisions of IFRS 13 will be applied prospectively as from fiscal year 2012. IFRS 13 provides a definition of fair value, summarizes the rules for the determination of fair value within one single standard and requires disclosures to be made about fair value measurements. The application of IFRS 13 primarily affects the use of quoted market prices. It is no longer mandatory to use the ask price for financial liabilities and the bid price for financial assets. Instead, a price from within the bid-ask spread has to be selected that is most representative of fair value.

The application of IFRS 13 affects the following items of the interim consolidated financial statements:

		Presentation as of Jun. 30, 2012 € million	thereof amount of adjustment as of Jun. 30, 2012 € million

Consolidated balance sheet:
Financial investments		23,147.7	61.7
Securitized Liabilities		69,160.8	-61.9
Equity
Revaluation reserve		-485.7	50.8
Group’s interim net profit		190.7	72.8
Consolidated statement of comprehensive income
1)	Income Statement
	Result from fair value measurement and from hedge accounting	33.9	72.8
2)	Other comprehensive income
	Change in revaluation reserve	277.7	50.8

In accordance with IAS 34, the condensed interim consolidated financial statements consist of the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity, the condensed consolidated cash flow statement, and selected disclosures in the notes. In addition, an interim group management report pursuant to Section 37w of the Securities Trading Act is prepared.

The required information on credit, liquidity, and market price risks resulting from financial instruments in accordance with IFRS 7.31-42 are generally presented in the Risk Report, which is an integral part of the interim group management report.

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Accounting policies

With the exception of the above mentioned application of IFRS 13, the condensed interim consolidated financial statements are based upon the same accounting policies and consolidation principles as those used for the consolidated financial statements as of December 31, 2011, in which the accounting policies and consolidation principles are described in detail.

The presentation of pension provisions and the disclosure of the actual pension obligations are based upon the actuarial opinion as of December 31, 2011.

Notes to selected items of the consolidated statement of comprehensive income

(1)	Net Interest Income

	Jan. 1 to Jun. 30, 2012 € million	Jan. 1 to Jun. 30, 2011 € million	Change in € million

Interest income from
Loans and advances to banks and customers	730.2	684.4	45.8
Derivative financial instruments	879.4	844.2	35.2
Financial investments	376.3	372.3	4.0
Other	0.3	0.6	-0.3
Current income from
Shares and other non-fixed-income securities	0.0	0.0	0.0
Equity investments	2.3	5.1	-2.8

Total interest income	1,988.5	1,906.6	81.9
Interest expenses for
Liabilities to banks and customers	152.5	151.5	1.0
Securitized liabilities	1,062.3	1,008.4	53.9
Derivative financial instruments	566.1	555.1	11.0
Subordinated liabilities	12.4	11.2	1.2
Other	5.5	5.8	-0.3

Total interest expenses	1,798.8	1,732.0	66.8

Net interest income	189.7	174.6	15.1

(2)	Provision for Loan Losses/Promotional Contribution

	Jan. 1 to Jun. 30, 2012 € million	Jan. 1 to Jun. 30, 2011 € million	Change in € million

Expenses for additions to promotional contribution	39.0	32.0	7.0
Income from the amortization of promotional contribution	25.9	23.4	2.5
Addition to portfolio-based valuation allowances	0.0	0.1	-0.1
Recoveries on loans and advances previously written off	0.1	0.0	0.1
Provision for loan losses/promotional contribution	13.0	8.7	4.3

The item “provision for loan losses/promotional contribution” primarily includes the discounting of future expenses for special loans (additions to promotional contribution) as well as their amortization over the remaining term (amortization of promotional contribution).

No write-downs on loans and advances or specific valuation allowances were necessary in the first half of 2012.

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(3)	Administrative Expenses

	Jan. 1 to Jun. 30, 2012 € million	Jan. 1 to Jun. 30, 2011 € million	Change in € million

Other administrative expenses for
Personnel	15.5	14.8	0.7
IT licenses, fees, consulting services	3.0	2.2	0.8
Public relations	1.1	1.0	0.1
Refinancing	1.1	0.7	0.4
Audit, contributions, donations	1.0	0.8	0.2
Occupancy costs	0.5	0.5	0.0
Maintenance of software	0.5	0.5	0.0
Miscellaneous	0.6	0.9	-0.3

Total other administrative expenses	23.3	21.4	1.9
Depreciation and amortization of
Intangible assets	0.3	1.3	-1.0
thereof internally generated software	0.1	1.2	-1.1
Residential and office buildings	0.3	0.3	0.0
IT equipment	0.1	0.2	-0.1
Office equipment and vehicles	0.1	0.1	0.0
Technical and other equipment	0.1	0.1	0.0

Total depreciation and amortization	0.9	2.0	-1.1

Total administrative expenses	24.2	23.4	0.8

(4)	Result from Fair Value Measurement and from Hedge Accounting

	Jan. 1 to Jun. 30, 2012 € million	Jan. 1 to Jun. 30, 2011 € million	Change in € million

Fair value measurement	146.9	20.4	126.5
Micro hedge accounting	-4.3	-6.3	2.0
Macro hedge accounting	-108.7	-4.9	-103.8
Result from fair value measurement and from hedge accounting	33.9	9.2	24.7

Derivatives and financial instruments of the categories “financial assets/liabilities at fair value through profit or loss” are measured at fair value. Changes in the fair value are recorded as unrealized gains or losses in the result from fair value measurement and from hedge accounting.

The result from fair value measurement and from hedge accounting also includes the changes in the fair value of hedged items in effective hedging relationships attributable to changes in the deposit/swap curve. After the reversal of hedging relationships in the balance sheet in the case of ineffectiveness, the previously recorded fair value changes of the hedged items attributable to interest rate changes are amortized over the remaining term.

Income and expenses from the amortization of, among other things, premiums/discounts, upfront payments and promotional contributions, which represent part of the changes in the fair value, are recognized in net interest income due to their interest rate nature.

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Segment reporting

There have been no changes with regard to the definition of the segments and the allocation of results as well as assets and liabilities to the individual segments compared to the 2011 consolidated financial statements.

	Treasury Management		Promotional Business		Capital Investment		Total
	2012	2011	2012	2011	2012	2011	2012	2011
from Jan. 1 to Jun. 30	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Net interest income	35.3	28.2	97.3	93.1	57.1	53.3	189.7	174.6
Provision for loan losses/promotional contribution	0.0	0.0	13.0	8.7	0.0	0.0	13.0	8.7
Net fee and commission income	0.0	0.1	-1.0	-0.9	0.0	0.0	-1.0	-0.8
Net result from financial investments	0.0	0.0	3.1	0.0	0.0	0.0	3.1	0.0
Other administrative expenses	2.4	2.3	17.6	16.0	3.3	3.1	23.3	21.4
Depreciation and amortization	0.1	0.2	0.7	1.5	0.1	0.3	0.9	2.0
Net other operating result	0.0	0.0	2.2	2.4	0.0	0.0	2.2	2.4
Result from fair value measurement and from hedge accounting	-1.4	-8.0	35.3	17.2	0.0	0.0	33.9	9.2
Net result from taxes	0.0	0.0	0.0	-0.1	0.0	0.0	0.0	-0.1
Group’s interim net income	31.4	17.8	105.6	85.5	53.7	49.9	190.7	153.2

	Jun. 30, 2012	Dec. 31, 2011	Jun. 30, 2012	Dec. 31, 2011	Jun. 30, 2012	Dec. 31, 2011	Jun. 30, 2012	Dec. 31, 2011
	€ billion	€ billion	€ billion	€ billion	€ billion	€ billion	€ billion	€ billion

Segment assets	12.9	13.1	75.5	72.8	3.1	3.0	91.5	88.9
Segment liabilities (incl. equity)	11.4	13.0	77.0	72.9	3.1	3.0	91.5	88.9

Notes to selected balance sheet items

(5)	Loans and Advances to Banks

	Jun. 30, 2012 € million	Dec. 31, 2011 € million	Change in € million

Repayable on demand	5,787.6	10.2	5,777.4
Time deposits	3,342.8	7,618.2	-4,275.4
Promissory note loans/registered bonds	16,252.0	16,616.5	-364.5
Special loans	27,596.6	26,194.9	1,401.7
thereof promotional contribution	-277.7	-270.7	-7.0
Open market transactions	0.0	300.0	-300.0
Global refinancing facility	384.8	407.0	-22.2
Other	128.4	236.2	-107.8

Total	53,492.2	51,383.0	2,109.2

(6)	Loans and Advances to Customers

	Jun. 30, 2012 € million	Dec. 31, 2011 € million	Change in € million

Repayable on demand	0.1	0.1	0.0
Medium- and long-term loans	0.7	1.2	-0.5
Promissory note loans	3,763.2	2,391.0	1,372.2
Special loans	452.5	459.6	-7.1
thereof promotional contribution	-0.1	-0.1	0.0
Other	2.1	2.0	0.1

Total	4,218.6	2,853.9	1,364.7

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(7)	Provision for Loan Losses/Promotional Contribution

	Promotional contribution		Specific valuation		Portfolio valuation		Total

	2012 € million	2011 € million	2012 € million	2011 € million	2012 € million	2011 € million	2012 € million	2011 € million

As of Jan. 01	287.3	267.4	0.1	0.0	0.0	3.8	287.4	271.2
Addition	39.0	68.5	0.0	0.1	0.0	0.0	39.0	68.6
Utilization	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reversals	25.9	48.6	0.0	0.0	0.0	3.8	25.9	52.4
as of Jun. 30/Dec. 31	300.4	287.3	0.1	0.1	0.0	0.0	300.5	287.4
thereof
Loans and advances to banks	277.7	270.7	0.0	0.0	0.0	0.0	277.7	270.7
Loans and advances to customers	0.1	0.1	0.1	0.1	0.0	0.0	0.2	0.2
Loan commitments	22.6	16.5	0.0	0.0	0.0	0.0	22.6	16.5

Total	300.4	287.3	0.1	0.1	0.0	0.0	300.5	287.4

(8)	Fair Value Changes of Hedged Items in a Portfolio Hedge

The balance sheet item “fair value changes of hedged items in a portfolio hedge” includes the fair value changes attributable to interest rate changes in the amount of €950.1 million (compared with €772.5 million in 2011) related to loans allocated to macro hedge accounting. For further information, please refer to Note (7) in the notes to the consolidated financial statements for the year ended December 31, 2011.

(9)	Positive Fair Values of Derivative Financial Instruments

Derivatives are classified according to economic hedging relationship, as follows:

	Jun. 30, 2012 € million	Dec. 31, 2011 € million	Change in € million

Hedge Accounting	1,134.2	1,005.7	128.5
Instruments designated as at fair value	7,750.7	6,788.8	961.9
Other items	48.4	53.1	-4.7

Total	8,933.3	7,847.6	1,085.7

Derivatives used to hedge other items mainly result from hedging relationships that are ineffective in accordance with hedge accounting criteria as of the balance sheet date.

(10)	Financial Investments

	Jun. 30, 2012 € million	Dec. 31, 2011 € million	Change in € million

Bonds and other fixed-income securities
Money market securities
of other issuers	0.0	40.1	-40.1
Bonds
of public-sector issuers	1,450.4	1,403.0	47.4
of other issuers	21,578.3	23,175.6	-1,597.3
Equity investments	118.8	118.8	0.0
Other financial investments	0.2	0.2	0.0

Total	23,147.7	24,737.7	-1,590.0

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Bonds and other fixed-income securities can be classified as “eligible as collateral” or “not eligible as collateral”:

	Jun. 30, 2012 € million	Jun. 30, 2012 € million	Dec. 31, 2011 € million	Dec. 31, 2011 € million

	eligible as collateral	not eligible as collateral	eligible as collateral	not eligible as collateral

Bonds and other fixed-income securities
Money market securities of other issuers	0.0	0.0	40.1	0.0
Bonds
of public-sector issuers	1,253.9	196.5	1,213.1	189.9
of other issuers	19,792.3	1,786.0	21,279.8	1,895.8

Total	21,046.2	1,982.5	22,533.0	2,085.7

(11)	Intangible assets

Intangible assets changed as follows:

	Acquired software		Internally generated software		Total
	2012	2011	2012	2011	2012	2011
	€ million	€ million	€ million	€ million	€ million	€ million

Cost as of Jan. 1	7.4	1.7	10.4	11.7	17.8	13.4
Additions	3.5	5.8	0.1	0.8	3.6	6.6
Disposals	0.7	0.1	0.1	2.1	0.8	2.2
Accumulated amortization	1.6	2.2	10.0	9.9	11.6	12.1
Amortization	0.2	0.9	0.1	2.5	0.3	3.4
Carrying amount as of Jun. 30/ Dec. 31	8.6	5.2	0.4	0.5	9.0	5.7

(12)	Liabilities to Banks

	Jun. 30, 2012 € million	Dec. 31, 2011 € million	Change in € million

Repayable on demand	23.0	437.7	-414.7
Time deposits	0.0	110.0	-110.0
Registered bonds and promissory note loans	1,314.8	1,336.2	-21.4
Global loans	1,253.2	1,223.6	29.6

Total	2,591.0	3,107.5	-516.5

(13)	Liabilities to Customers

	Jun. 30, 2012 € million	Dec. 31, 2011 € million	Change in € million

Repayable on demand	70.7	416.7	-346.0
Time deposits	36.7	24.8	11.9
Registered bonds and promissory note loans	5,714.9	5,601.7	113.2
Loan agreements	49.4	52.2	-2.8
Other	54.8	52.2	2.6

Total	5,926.5	6,147.6	-221.1

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(14)	Securitized Liabilities

	Jun. 30, 2012 € million	Dec. 31, 2011 € million	Change in € million

Medium-term notes	50,045.8	47,261.4	2,784.4
Global bonds	13,854.4	13,500.4	354.0
Euro commercial paper	5,198.9	7,351.1	-2,152.2
Bearer bonds	60.7	47.9	12.8
Rentenbank bonds	1.0	1.0	0.0

Total	69,160.8	68,161.8	999.0

(15)	Negative Fair Values of Derivative Financial Instruments

Derivatives are classified as follows in accordance with the economic hedging relationships:

	Jun. 30, 2012 € million	Dec. 31, 2011 € million	Change in € million

Hedge Accounting	3,485.2	2,998.4	486.8
Instruments designated as at fair value	729.7	930.1	-200.4
Other items	535.6	334.0	201.6

Total	4,750.5	4,262.5	488.0

Derivatives used to hedge other items mainly result from hedging relationships that are ineffective in accordance with hedge accounting criteria as of the balance sheet date.

(16)	Provisions

	Dec. 31, 2011 € million	Utilization € million	Reversals € million	Additions € million	Jun. 30, 2012 € million

Pension provisions	90.8	2.8	0.0	3.3	91.3
Other provisions	13.4	0.7	1.4	0.6	11.9

Total	104.2	3.5	1.4	3.9	103.2

(a)	Provisions for pensions and similar obligations

The changes in pension provisions and the amounts recognized in the consolidated statement of comprehensive income are shown in the following table:

	Jan. 1 to Jun. 30, 2012 € million	Jan. 1 to Dec. 31, 2011 € million	Change in € million

Present value of pension obligations as of January 1	91.3	90.0	1.3
Less unrecognized actuarial gains (-)/losses (+)	0.5	0.0	0.5
Balance of provisions as of January 1	90.8	90.0	0.8
Current service cost	0.8	1.7	-0.9
Interest cost	2.5	4.7	-2.2
Additions to pension provisions	3.3	6.4	-3.1
Pension benefits paid	-2.8	-5.6	2.8
Reversals	0.0	0.0	0.0
Balance of provisions as of Jun. 30/Dec. 31	91.3	90.8	0.5
Plus unrecognized actuarial gains (-)/losses (+)	0.5	0.5	0.0
Present value of pension obligations as of Jun. 30 (estimated)/Dec. 31	91.8	91.3	0.5

The difference between the present value of pension obligations of €91.8 million (compared with €91.3 million in 2011) and the provision of €91.3 million reported in the balance sheet (compared with €90.8 million in 2011) results from the application of the corridor approach set out in IAS 19.92 et seq. Pursuant to this

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approach, gains and losses resulting from changes in measurement bases and parameters (so-called actuarial gains/losses) are recognized pro rata temporis only when such gains or losses exceed 10% of the actual pension obligation. Actuarial gains or losses within the 10% corridor are not taken into account. Unrecognized actuarial gains as of June 30, 2012, amounted to €0.5 million (compared with €0.5 million in 2011).

The additions to pension provisions are reported in full under administrative expenses.

(b)	Other provisions

	Jun. 30, 2012 € million	Dec. 31, 2011 € million	Change in € million

Administration of former equity investments	9.3	9.6	-0.3
Other provisions	2.6	3.8	-1.2

Total	11.9	13.4	-1.5

(17)	Subordinated Liabilities

	Jun. 30, 2012 € million	Dec. 31, 2011 € million	Change in € million

Medium-term notes	697.3	677.2	20.1
Loan agreements	161.9	171.2	-9.3
Promissory note loans	64.5	64.0	0.5

Total	923.7	912.4	11.3

(18)	Contingent Liabilities and Other Commitments

	Jun. 30, 2012 € million	Dec. 31, 2011 € million	Change in € million

Contingent liabilities
Liabilities from guarantees
and indemnity agreements	3.0	3.1	-0.1
Other commitments
Irrevocable loan commitments	1,442.8	177.5	1,265.3

Total	1,445.8	180.6	1,265.2

Contingent liabilities only consist of default guarantees for loans subject to interest subsidies. Rentenbank has back-to-back guarantees granted by the government that fully collateralize the default guarantees.

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Other Disclosures

(19)	Financial Instruments by Measurement Categories

	Full Fair Value		Hedge Fair Value		(Amortized) cost

	Jun. 30, 2012 € million	Dec. 31, 2011 € million	Jun. 30, 2012 € million	Dec. 31, 2011 € million	Jun. 30, 2012 € million	Dec. 31, 2011 € million

Assets
Held for trading
Positive fair values of derivative financial instruments	7,799.1	6,841.9	1,134.2	1,005.7
Designated as at fair value
Loans and advances to banks	17,609.3	18,030.9
Loans and advances to customers	355.8	356.0
Financial investments	6,315.4	8,212.5
Loans and receivables
Balances with central banks					5.9	778.4
Loans and advances to banks			32,564.3	31,228.2	4,250.9	2,880.8
Loans and advances to customers			3,381.0	2,122.9	499.6	390.6
Other assets					717.9	454.3
Available for sale
Financial investments	1,758.9	1,571.6	12,503.6	12,360.5	118.8	118.8
Held to maturity
Financial investments					2,451.0	2,474.3

Total assets	33,838.5	35,012.9	49,583.1	46,717.3	8,044.1	7,097.2

Liabilities
Held for trading
Negative fair values of derivative financial instruments	1,265.3	1,264.1	3,485.2	2,998.4
Designated as at fair value
Liabilities to banks	1,297.5	1,778.7
Liabilities to customers	1,453.6	1,584.5
Securitized liabilities	51,074.8	52,791.3
Subordinated liabilities	859.2	848.4
Other liabilities
Liabilities to banks			495.3	788.2	798.2	540.6
Liabilities to customers			2,599.1	2,706.0	1,873.8	1,857.1
Securitized liabilities			11,413.1	10,278.3	6,672.9	5,092.2
Subordinated liabilities			64.5	64.0	0.0	0.0
Other liabilities					5,847.4	4,422.9

Total liabilities	55,950.4	58,267.0	18,057.2	16,834.9	15,192.3	11,912.8

The “hedge fair value” column for the category “loans and receivables” includes, with respect to loans and advances to banks and to customers, the corresponding portions from the item “fair value changes of hedged items in a portfolio hedge” in the amount of €950.1 million. Securities of the “available for sale” category and derivatives that are allocated to hedge accounting and whose fair value changes are recognized in the result from hedge accounting are included in the “hedge fair value” column, irrespective of their measurement at full fair value.

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(20)	Derivatives

	Notional amount		Fair values positive		Fair values negative

	Jun. 30, 2012 € million	Dec. 31, 2011 € million	Jun. 30, 2012 € million	Dec. 31, 2011 € million	Jun. 30, 2012 € million	Dec. 31, 2011 € million

Interest rate risks	90,071	85,643	2,507	2,363	4,138	3,483
Currency risks	52,155	54,123	6,425	5,484	613	780
Share price risk and other price risks	45	45	1	1	0	0

Total	142,271	139,811	8,933	7,848	4,751	4,263

	Notional amount		Fair values positive		Fair values negative

	Jun. 30, 2012 € million	Dec. 31, 2011 € million	Jun. 30, 2012 € million	Dec. 31, 2011 € million	Jun. 30, 2012 € million	Dec. 31, 2011 € million

Banks in the EU/OECD countries	129,725	127,976	7,639	6,737	4,528	4,093
Other counterparties in the EU/OECD countries	12,546	11,835	1,294	1,111	223	170

Total	142,271	139,811	8,933	7,848	4,751	4,263

(21)	Regulatory Capital

In accordance with IAS 1.135, disclosures have to be made on regulatory capital in the consolidated financial statements.

The Group’s regulatory capital was determined pursuant to the provisions of Sections 10 and 10a of the German Banking Act (Kreditwesengesetz, KWG). Pursuant to the option set out in Section 10a (7), we did not use the IFRS consolidated financial statements as the basis. The calculation of the amount of the Group’s own funds was made in accordance with Section 64h (4) KWG using the aggregation method, on the basis of the separate HGB financial statements of the Group companies. Under the aggregation method, total capital of the companies included in the consolidated financial statements are not consolidated, but aggregated, while the carrying amounts of the equity investments are deducted. The total capital comprises liable capital – consisting of core capital (Tier 1) and supplementary capital (Tier 2).

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The composition of the Group’s consolidated total capital as of June 30, 2012 on the basis of the HGB values is shown in the following table:

	Jun. 30, 2012 € million	Dec. 31, 2011 € million	Change in € million

Analysis of regulatory capital
Subscribed capital	176	176	0
Disclosed reserves	881	842	39
Fund for general banking risks	1,884	1,304	580
Intangible assets	-8	-6	-2
Loss carryforward	-12	-12	0
Tier 1 capital	2,921	2,304	617
Subordinated liabilities	825	823	2
Other components	79	406	-327
Tier 2 capital	904	1,229	-325
Liable capital	3,825	3,533	292
Tier 3 capital	0	0	0
thereof Tier 3 capital utilized	0	0	0

Total regulatory capital	3,825	3,533	292

In accordance with the German Solvency Regulation (Solvabilitätsverordnung, SolvV), the core capital ratio (core capital/risk-weighted assets) may not be less than 4% and the capital ratio (liable capital/ risk-weighted assets) as well as the total capital ratio (eligible own funds/total of risk-weighted assets and 12.5-times the capital charge for market risk positions) may not be less than 8%.

The following ratios apply at Group level as of the reporting date:

	Jun. 30, 2012%	Dec. 31, 2011%

Tier 1 ratio pursuant to SolvV	21.8	17.2
Total capital ratio pursuant to SolvV	28.5	26.4

Rentenbank’s ratios differ only marginally from the Group’s ratios. Rentenbank fulfilled the regulatory capital requirements at all times in the period under review.

The Declaration of Compliance with the German Public Corporate Governance Code is available to the public on Rentenbank’s website under www.rentenbank.de.

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Statement of Management Responsibility

To the best of our knowledge, and in accordance with the applicable reporting principles, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position, and profit or loss of the group, and the interim group management report includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group.

Frankfurt am Main, August 27, 2012

LANDWIRTSCHAFTLICHE RENTENBANK

The Board of Managing Directors

/s/ Hans Bernhardt	/s/ Dr. Horst Reinhardt

Hans Bernhardt	Dr. Horst Reinhardt

The condensed interim consolidated financial statements and the interim group management report have been neither reviewed nor audited pursuant to Section 317 of the German Commercial Code.

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RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Indicators

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT
(adjusted for price, seasonal and calendar effects)
Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year

2nd quarter 2011	0.5	3.0
3rd quarter 2011	0.4	2.7
4th quarter 2011	-0.1	1.9
1st quarter 2012	0.5	1.2
2nd quarter 2012	0.3	1.1

The German gross domestic product increased 0.3% upon price, seasonal and calendar adjustment in the second quarter of 2012 compared with the first quarter of 2012.

Compared to the first quarter of 2012, both final consumption expenditure and the balance of exports and imports contributed positively to economic growth in the second quarter of 2012. In the second quarter of 2012, exports of goods and services to foreign countries adjusted for price, seasonal and calendar variations increased by 2.5% on the first quarter of 2012. Imports adjusted for price, seasonal and calendar variations increased by 2.1% on the first quarter of 2012 so that the balance of exports and imports strengthened the positive GDP development by contributing 0.3 percentage points to GDP growth. In the second quarter of 2012, the contributions made by domestic factors varied. In the second quarter of 2012, the final consumption expenditure of households increased by 0.4% and consumption expenditure of government increased by 0.2% compared with the first quarter of 2012. This increase was more than offset by a decline in capital formation. Gross fixed capital formation in machinery and equipment decreased by 2.3%, while gross fixed capital formation in construction decreased 0.3% compared with the first quarter of 2012. The decline in inventories also had a negative impact of 0.1 percentage points on economic growth in the second quarter of 2012. Overall, domestic uses had a slightly negative effect of 0.1 percentage points on the gross domestic product.

In a year-on-year comparison, GDP in the second quarter of 2012 increased by 1.1% in calendar adjusted terms compared to the second quarter of 2012.

Source: Statistisches Bundesamt, Detailed results on the gross domestic product for the 2 quarter of 2012, press release of August 23, 2012 (https://www.destatis.de/EN/PressServices/Press/pr/2012/08/PE12_287_811.html).

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Inflation Rate

INFLATION RATE
(based on overall consumer price index)
Reference period	Percentage change on previous month	Percentage change on the same month in previous year

July 2011	0.4	2.4
August 2011	0.0	2.4
September 2011	0.1	2.6
October 2011	0.0	2.5
November 2011	0.0	2.4
December 2011	0.7	2.1
January 2012	-0.4	2.1
February 2012	0.7	2.3
March 2012	0.3	2.1
April 2012	0.2	2.1
May 2012	-0.2	1.9
June 2012	-0.1	1.7
July 2012	0.4	1.7

Compared to July 2011, consumer prices in Germany were 1.7% higher in June 2012, with the inflation rate remaining stable compared to the year-over-year inflation rate in June 2012. In May 2012, the year-on-year inflationrate was 1.9%. Prior to May 2012, the last time that the inflation rate fell below 2.0% was in December 2010, when it stood at 1.7%.

In July 2012, the inflation rate was mainly driven by non-durable consumer goods prices, especially by a 4.4% year-on-year price increase in energy. Food prices increased by 3.0% from July 2011 to July 2012. Not considering the price development of these two product groups, which together account for nearly 20% of household final consumption expenditure, the inflation rate would have been 1.1% in July 2012.

Prices for services increased by 0.9% from July 2011 to July 2012. This increase was mainly due to a 1.1% increase in rents.

Compared to June 2012, the consumer price index in July 2012 increased by 0.4%, mainly due to seasonal factors such as price increses in package holidays, accomodation services and air tickets.

Source: Statistisches Bundesamt, Consumer prices July 2012: +1.7% on July 2011, press release of August 10, 2012
(https://www.destatis.de/EN/PressServices/Press/pr/2012/08/PE12_271_611.html).

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Unemployment Rate

UNEMPLOYMENT RATE
(percent of unemployed persons in the total labor force according to the International Labour Organization (ILO) definition) (1)
Reference period	Original percentages	Adjusted percentages (2)

June 2011	6.0	6.0
July 2011	6.1	5.9
August 2011	6.0	5.8
September 2011	5.3	5.8
October 2011	5.2	5.7
November 2011	5.5	5.6
December 2011	5.5	5.6
January 2012	6.4	5.5
February 2012	5.9	5.5
March 2012	5.5	5.5
April 2012	5.3	5.5
May 2012	5.5	5.4
June 2012	5.2	5.4

(1)	The time series on unemployment are based on the German Labour Force Survey (“LFS”) as from October 30, 2007 as the source of information for, among other things, the monthly ILO unemployment data. With the release of data for March 2011, the Statistical Office of the EU Communities and the Federal Statistical Office partly modified the previous, provisional method of calculating harmonized monthly unemployment figures, which had been in place since October 2007. The modified method continues to be based on the LFS and leads to marginal revisions of the unemployment series as published through February 2011. The changes concern some of the source data used for the denominator of the unemployment rate and the estimation method to adjust for seasonal variations. The employment data used in the denominator are now taken from the same source as the unemployment data, the LFS (in the past, employment figures were taken from the employment accounts as part of national accounting). This improves international harmonization as well as the internal consistency of the rate. Due to this change, the unemployment rate for Germany increased by about 0.2 percentage points. The general development was not affected, however. The use of auxiliary information derived from the German unemployment register for purposes of making seasonal adjustments has been discontinued. Because a number of methodological issues remain to be addressed before fully-fledged seasonal adjustments can be made to the LFS-based series, LFS-based trend estimations (trend cycle component) will temporarily be published in lieu of seasonally adjusted series.
(2)	Adjusted for seasonal and irregular effects (trend cycle component).

The number of employed persons increased by approximately 492,000 persons, or 1.2%, in June 2012 compared to June 2011. Compared to May 2012, the number of employed persons in June 2012 increased by approximately 24,000, or 0.1%, eliminating seasonal variations.

In June 2012, the number of unemployed persons decreased by approximately 324,000, or 12.9%, compared to June 2011. When adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in June 2012 decreased by 14,600, or 0.9%, compared to May 2012.

Sources: Statistisches Bundesamt, 41.6 million persons in employment in June 2012, press release of July 31, 2012
(https://www.destatis.de/EN/PressServices/Press/pr/2012/07/PE12_264_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&startjahr=2010&endjahr=2012&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE
(balance in EUR billion)(1)
Item	January to June 2012	January to June 2011

Foreign trade	93.3	78.8
Services	-1.8	-1.2
Factor income (net)	20.6	13.3
Current transfers	-21.8	-18.2
Supplementary trade items	-13.6	-6.4

Current account	76.7	66.2

(1)	Figures may not add up due to rounding.

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Source: Statistisches Bundesamt, German exports in June 2012: +7.4% on June 2011, press release of August 8, 2012
(https://www.destatis.de/EN/PressServices/Press/pr/2012/08/PE12_269_51.html).

Other Recent Developments

In June 2012, the Spanish government requested financial assistance for the recapitalization of financial institutions from the Euro Area Member States. On July 20, 2012, ministers of the Euro Area Member States unanimously agreed to grant such financial assistance, concurring with the assessment of the Commission, in liaison with the European Central Bank, the European Banking Authority and the IMF, that providing a loan to Spain for the purpose of the recapitalization of Spanish financial institutions is warranted to safeguard financial stability in the euro area as a whole. Ministers of the Euro Area Member States agreed that the Fund for Orderly Bank Restructuring (F.R.O.B.), acting as agent of the Spanish government, will receive the funds and direct them to the financial institutions concerned. The Spanish government will retain the full responsibility of the financial assistance. The financial assistance will be accompanied by policy conditionality, to be enshrined in a memorandum of understanding, focusing on the financial sector. This conditionality consists of bank-specific measures, including in-depth bank restructuring plans in line with EU state aid rules and sector-wide structural reforms that embrace segregation of problematic assets, as well as the governance, regulation and supervision of the banking sector. The financial assistance will be provided by the EFSF until the ESM becomes available, and then will be transferred to the ESM, without gaining senior ranking status. It will cover financing needs of up to EUR 100 billion. As required by EFSF/ESM procedures, the specific amount will be determined based on a thorough bottom-up assessment of capital needs for individual banks, which has been launched and is expected to be finalized in September. The loans to be used for bank recapitalizations will have an average maturity of up to 12.5 years, with any individual disbursement having a maximum maturity of up to 15 years. The EFSF will set aside EUR 30 billion at the start of the financial assistance program, which can be used in case of urgent unexpected financing needs.

Also in June 2012, Cyprus requested financial assistance from the Euro Area Member States and the IMF in view of the challenges that Cyprus is facing, in particular due to distress in the banking sector and macroeconomic imbalances. Negotiations for an assistance program for Cyprus are currently ongoing.

Sources: Statement by the Eurogroup, press release of July 20, 2012
(http://eurozone.europa.eu/media/776104/eg_statement_spain_20_july.pdf); Statement by the Eurogroup, press release of June 27, 2012
(http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/131308.pdf).

In June 2012, the Heads of State and Government of the Euro Area Member States stated that they expect the European Commission to present shortly a proposal for a single banking supervisory mechanism. Once an effective single supervisory mechanism is established for banks in the euro area, involving the ECB, the ESM could, following a regular decision, be granted the ability to recapitalize banks directly.

Source: Euro Area Summit Statement, June 29, 2012
(http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/131359.pdf).

In June 2012, the Heads of State and Government agreed on a compact for growth and jobs. At the EU level, among other measures, EUR 120 billion are being mobilized for fast-acting growth measures, including by increasing the European Investment Bank’s paid-in capital by EUR 10 billion, with the aim of strengthening its capital basis as well as increasing its overall lending capacity by EUR 60 billion.

Source: European Council 28/29 June 2012, Conclusions, June 29, 2012
(http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/131388.pdf).

On June 29, 2012, the German Bundestag and Bundesrat enacted laws approving the fiscal compact and the ESM. Several complaints were filed with the German Federal Constitutional Court against these laws with a view to preventing the president of the Federal Republic from signing the laws, which is a pre-condition for their entry into force. The German Federal Constitutional Court is expected to render its judgment on September 12, 2012.

Sources: Bundesregierung, Zustimmung zu Fiskalvertrag und ESM, statement of June 29, 2012
(http://www.bundesregierung.de/Content/DE/Artikel/2012/06/2012-06-29-ratifizierung-esm-fiskalvertrag.html?nn=454930);
Bundesregierung, Bundesregierung tritt für Fiskalpakt ein, statement of July 4, 2012
(http://www.bundesregierung.de/Content/DE/Artikel/2012/07/2012-07-04-kabinett-bverfg.html?nn=454930); Bundesverfassungsgericht, Urteilsverkündung in Sachen “ESM/Fiskalpakt – Anträge auf Erlass einer einstweiligen Anordnung,” press release of July 16, 2012 (http://www.bundesverfassungsgericht.de/pressemitteilungen/bvg12-055).

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On August 2, 2012, the president of the ECB stated that the Governing Council of the ECB, within its mandate to maintain price stability over the medium term and in observance of its independence in determining monetary policy, may undertake outright open market operations of a size adequate to address the severe malfunctioning in the price formation process in the bond markets of Euro Area Member States. In this context, the concerns of private investors about seniority will be addressed. In addition, the Governing Council may consider undertaking further non-standard monetary policy measures according to what will be required to repair monetary policy transmission and will design appropriate modalities for these policy measures.

Source: Introductory statement to the press conference (with Q&A), Mario Draghi, President of the ECB, Vítor Constâncio, Vice-President of the ECB, August 2, 2012 (http://www.ecb.int/press/pressconf/2012/html/is120802.en.html).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on the 27th August, 2012.

LANDWIRTSCHAFTLICHE RENTENBANK

By	/s/ Dr. Horst Reinhardt

Name:	Dr. Horst Reinhardt
Title:	Managing Director,
Member of the Management Board

By	/s/ Martin Middendorf

Name:	Martin Middendorf
Title:	Director